U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Riverside Manitoba Inc.

(Name of small business issuer in its charter)

Nevada	**2721**	**16-1622566**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

55 Braintree Crescent, Winnipeg, Manitoba, R3J 1E1   (204) 228-9695
(Address and telephone number of principal executive offices)

55 Braintree Crescent, Winnipeg, Manitoba, R3J 1E1
(Address of principal place of business or intended principal place of business)

Corporate Service Center, Inc., 5190 Neil Road, Suite 430, Reno, Nevada 89502, (800) 638-2320
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] _____.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] _____.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] _____.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of securities to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	8,989,159	$0.001	$8,989	$8.99

(1) The shares to be registered may be offered for sale and sold from time to time subsequent to the date on which this registration statement remains effective, by or for the accounts of the selling security holders.
(2) Estimated solely for purposes of determining the filing fee pursuant to Rule 457(o) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Registration Statement dated January 30, 2006

RIVERSIDE MANITOBA INC.

8,989,159 shares of common stock

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The Offering:

	Per Share	Total
Offering Price	$ 0.001	$ 8,989
Proceeds to Riverside	$ 0	$ 0
Offering Expenses[1]	$ 0.007	$ 74,000

[1] Offering Expenses include legal, accounting, printing and related costs incurred in connection with this offering.

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Riverside Manitoba, Inc. ("Riverside") is registering a total of 8,989,159 shares of common stock. The shares are being registered for resale on behalf of its shareholders as identified beginning on page 9. The shares to be registered constitute 100% of the issued and outstanding stock as of January 30, 2006. Riverside will not receive any of the proceeds from the sale of the shares by the selling shareholders.

No public market for Riverside securities offered currently exits. Further, Riverside cannot provide any assurance that, following the registration of the shares being registered in this registration statement, any shares registered in this registration statement can be sold.

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This offering represents a registration of issued and outstanding shares on behalf of the shareholders of Riverside Manitoba Inc ("Riverside"). Owning Riverside common stock involves a high degree of risk and the securities offered hereby are highly speculative. **SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT RISKS.** *You should carefully consider these risks in holding shares of Riverside common stock.*

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is prohibited.

You should rely only on the information contained in this prospectus. Riverside has not authorized any other person to provide you with information different from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common stock. The prospectus is not an offer to sell, nor is it an offer to buy, common stock in any jurisdiction in which the offer or sale is not permitted.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements with related notes appearing elsewhere in this prospectus.

The Company

Riverside Manitoba Inc., (hereinafter referred to as "Riverside"), is a corporation formed under the laws of the state of Nevada on February 12, 2002, as Homelands Security, Inc., to provide security and private investigation consulting services. Riverside abandoned these efforts in February of 2004. On January 18, 2005, Riverside changed its name to "Riverside Manitoba Inc.," and subsequently concluded a Stock Purchase and Sale Agreement with Spirit of Youth Enterprises, Inc., ("Spirit Enterprises") to acquire 100% of the outstanding shares of Spirit Enterprises in exchange for 5,000,000 common shares of Riverside.

Since the owners of Spirit Enterprises obtained the majority of the outstanding shares of Riverside through the acquisition, it was accounted for as a reverse merger or recapitalization of Riverside. Spirit Enterprises is considered the acquirer for accounting purposes. Therefore, the narrative and consolidated financial statements herein include the operations of Spirit Enterprises from January 1, 2003, through January 20, 2005, and the combined entity from January 21, 2005, the date of acquisition.

Spirit Enterprises is a Manitoba corporation in the business of publishing and distributing "SAY Magazine" ("SAY") for and about Native/Aboriginal youth - one of the largest growing demographic groups in North America. SAY, the largest magazine for and about young Native/Aboriginals, is distributed to both Native/Aboriginal and non-native youth alike. The magazine is useful for those interested in reaching an expanding Native/Aboriginal youth target market across North America.

SAY Magazine commenced publishing with the first issue in the summer of 2002 and now publishes quarterly as well as Special Edition issues. Each issue of SAY consists of 48 pages with regular sections including Lifestyle and Wellness, Entertainment, Sports, Fashion and an Events Calendar. Profiles of inspiring and motivational native youth from a variety of career backgrounds are also featured. Spirit Enterprises has published upwards of 400,000 copies to date.

The SAY companion website is located at www.saymag.com. The creation of the website was undertaken for the purpose of making the printed version of the magazine more accessible. In 2005 there were over one hundred and thirty three thousand hits to SAY's online magazine each month.

Riverside's executive offices are located at 55 Braintree Crescent, Winnipeg, Manitoba, R3J 1E1 Canada and Riverside's telephone number is (204) 228-9695. Riverside's registered statutory office is located at 5190 Neil Road, Suite 430, Reno, Nevada 89502.

The Offering

Common stock offered by the selling shareholders	Up to 8,989,159 shares
Common stock outstanding as of January 30, 2006	8,989,159 shares
Terms of the Offering	The selling shareholders will determine when and how they will sell the common stock offered by this registration statement. See "Plan of Distribution."
Use of proceeds	Riverside will not receive any of the proceeds from the sale of common stock by the selling shareholders.

Plan of Distribution

Riverside is registering a total of 8,989,159 shares of common stock for resale on behalf of its selling shareholders. The selling security holders or pledgees, donees, transferees, or other successors in interest selling shares received from a named selling security holder as a gift, partnership, distribution, or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the common stock does not mean, however, that the common stock will be offered or sold. The selling security holders may also decide not to sell all or any of the shares they are allowed to sell under this registration statement. The selling security holders will act independently of Riverside in making any decision with respect to the timing, manner and size of each sale. Should a public market for Riverside's common stock develop, sales could be made in the over the counter market or otherwise, at prices related to the then current market price.

Risk Factors

Investing in Riverside's stock involves certain risks. Please review these "Risk Factors" beginning on page 4.

Summary Financial Information

The following summary consolidated financial information should be read together with Riverside's consolidated financial statements with their accompanying notes and "Management's Discussion and Analysis" included elsewhere within this prospectus.

The summary financial information for the years ended December 31, 2004 and 2003 has been derived from Riverside's audited consolidated financial statements included elsewhere within this prospectus. The summary financial information for the periods ended September 30, 2005 and 2004 has been derived from Riverside's unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments which consist only of normal recurring adjustments necessary for a fair presentation of the financial statements and results of operations for the periods presented.

Statement of Operations Summary

		Nine Months Ended September 30,				Year Ended December 31,			
		2005		2004		2004		2003	
Sales	$	168,775	$	295,563	$	365,480	$	140,438	
Cost of Sales		69,237		203,217		259,873		75,175	
Gross Margin		99,538		92,346		105,607		65,263	
Expenses		207,727		130,643		205,694		112,581	
Loss from Operations		(108,189)		(38,297)		(100,087)		(47,318)	
Other Income		52,826		407		24,379		(13,983)	
Net Loss		(55,363)		(37,890)		(73,941)		(62,458)	
Loss per Share, basic		(0.006)		(0.004)		(0.008)		(0.013)	
Loss per Share, diluted	$	(0.004)	$	(0.004)	$	(0.008)	$	(0.013)	

Balance Sheet Summary

		September 30, 2005		December 31, 2004	
Working Capital (Deficit)	$	(122,906)	$	(114,724)	
Current Assets		46,898		101,198	
Advances to related company		0		955	
Equipment		19,098		24,731	
Prepaid expenses and deposits		3,224		14,559	
Total Assets		69,220		141,443	
Current Liabilities		169,804		215,922	
Deferred revenue		25,872		14,559	
Future income taxes		1,978		1,248	
Payable to shareholders		31,119		21,139	
Total Liabilities		228,773		252,868	
Share capital		123,143		109,722	
Deficit		(282,696)		(221,147)	
Stockholders' equity (deficit)	$	(159,553)	$	(111,425)	

RISK FACTORS

An investment in the shares registered hereby is highly speculative and involves a substantial degree of risk and should be considered for purchase only by persons who can afford to lose their entire investment. Investors should carefully consider each and every risk involved herein as well as all other information contained in this prospectus. Statements made in this prospectus may constitute forward-looking statements and are subject to many risks and uncertainties, including but not limited to, the failure of Riverside to meet future capital needs, obtain additional funding, and complete intended internal development due to difficulty, impracticality and/or impossibility. If any of the following risks actually occur, Riverside's business, financial condition and operating results could be materially adversely affected.

Risks Related To Riverside's Business

Riverside Expects Losses To Continue For The Foreseeable Future.

Riverside has incurred $282,696 in losses from inception until September 30, 2005. It is likely that Riverside will continue to incur net losses for the foreseeable future until Riverside can build its subscription base and advertising revenue. Riverside cannot represent that it will ever operate profitably or provide a return on investment.

Riverside Has a Limited Operating History.

Riverside acquired the common of stock of Spirit Enterprises in January of 2005 which first published SAY magazine in 2002. Spirit Enterprises has published only fourteen issues since inception producing a total of approximately 400,000 copies. Riverside's limited operating history provides an inadequate track record from which to base future projections of successful operation.

Riverside Has a History Of Uncertainty About Continuing As a Going Concern.

Riverside's audits for the periods ended December 31, 2004 and December 31, 2003 expressed substantial doubt as to the Company's ability to continue as a going concern as a result of recurring losses and an accumulated deficit of $181,124 as of December 31, 2004, which had increased to $282,696 as of September 30, 2005. Unless Riverside is able to cure this pattern of reoccurring losses its ability to continue as a going concern may be placed in jeopardy.

Riverside Cannot Represent That It Will Be Successful In Continuing Operations.

Riverside has not, to date, generated any profit from operations and will need additional capital over the next twenty four months to ensure the continued distribution of SAY magazine. Should Riverside be unable to realize a sufficient profit over that time period, it will be forced to raise capital to remain in operation. Riverside has no commitments for the provision of additional capital to fund operations and can offer no assurance that such capital would be available when necessary to continue operations.

Riverside Relies Substantially Upon Current Management.

Riverside is substantially dependent on the efforts of present management. The loss of their services would have an adverse material impact on the business of Riverside. Riverside is dependent on the efforts of its current managerial staff. The loss of their services would likely have an adverse material impact on the business of Riverside. This effect could stifle Riverside's possibilities for future profits and cause Riverside to fail.

Control Lies in the Hands of Existing Management.

Riverside's management and board of directors control approximately 45% of Riverside's issued and outstanding stock. The concentration of such a large percentage of Riverside's stock in the hands of relatively few shareholders may cause a disproportionate effect on minority shareholders in all matters presented to the company's shareholders.

Riverside Relies Substantially Upon Its Ability to Attract and Retain Key Personnel.

Riverside's future success depends on its ability to identify, attract, hire, train, retain and motivate key personnel. Competition for good personnel is intense, and Riverside cannot assure that it will succeed in attracting and retaining such personnel. Failure to attract and retain the necessary personnel could have a material adverse effect on Riverside's business, prospects, financial condition and results of operations.

Consequence of Liquidation Would Cause Investors to Lose Their Investment.

There can be no guarantee that Riverside can be operated profitably or to the extent anticipated by management. If Riverside's operations remain unprofitable and liquidation of Riverside results, it is highly unlikely that investors will be able to recoup any of their investment since Riverside will have limited tangible assets available for distribution.

Risks Related to Magazine Publishing

Magazine Printing and Distribution Is Highly Speculative.

Magazine printing and distribution is a highly speculative endeavor, is frequently non-productive, and is prone to operating losses. If Riverside fails to fully capture the Native/Aboriginal youth market's appetite for relevant magazine content, it may continue to incur losses and eventually fail.

SAY Readership Depends on a Specific Demographic.

The Native/Aboriginal youth demographic creates the significant portion of SAY's readership. Since Riverside does not intend to diversify its demographic base and if Riverside cannot expand SAY's readership within this group, subscriptions will fall, revenues will shrink, and Riverside's business will suffer.

SAY Depends on Advertising Revenues.

Riverside depends upon advertising revenues generated by SAY to cover operational expenses. A significant decline in advertising spent on the Native/Aboriginal youth market would have a materially adverse effect on Riverside results of operations.

SAY Faces Competition From Publishing Businesses and Other Media Sources.

The consumer magazine publishing business is highly competitive, so there can be no guarantee that Riverside will ever be able to secure a profitable niche in publishing, or that Riverside will not be adversely affected by direct or indirect competition. Although Riverside's management believes in its expertise to set SAY apart from its potential competitors, there is the possibility that new competitors could capture SAY's subscribers and advertisers. New competitors could also be better capitalized than SAY, which advantage would put Riverside at a significant competitive disadvantage.

SAY principally competes for advertising and circulation revenues with publishers of other Native/Aboriginal youth focused magazines which may be larger and have greater financial resources than Riverside.

SAY also competes for advertising revenues with general-interest magazines and other forms of media, including broadcast and cable television, radio, newspaper, direct marketing and electronic media. There can be no assurance that SAY will be able to compete effectively with such other forms of advertising in the future.

SAY Depends On Outside Contributors for Editorial Content of SAY Magazine.

Riverside's future success depends substantially upon the continued efforts of outside editorial contributors to produce original, timely, comprehensive and trustworthy content for SAY magazine. If Riverside cannot obtain content for SAY from outside contributors, the magazine will not be published.

Paper Costs and Postal Rates Could Fluctuate.

The principal raw material used in publishing operations is paper. Paper costs represent a large portion of SAY's production costs. Certain commodity grades of paper have shown considerable price volatility over the last decade. There can be no assurance that future fluctuations in paper prices will not have a material adverse effect on Riverside's results of operations or financial condition.

The costs associated with magazine publishing are also affected by the cost of postage. Riverside's operations could be materially adversely affected should there be an increase in postal rates. No assurance can be given that Riverside could recoup paper or postal cost increases by passing such increases through to SAY's advertisers and readers.

SAY Must Develop and Maintain a Distinctive Brand Identity.

Riverside believes brand identity is important to attracting and expanding a client base. Riverside believes the significance of brand and name recognition will intensify should the number of competing companies increase. Riverside cannot assure shareholders that it will be able to develop a distinctive brand identity that will ensure significant market recognition. Without market recognition, Riverside may be unable to sell issues of SAY magazine or attract advertisers, which failure would cause Riverside to cease operations.

If Riverside's Revenue Model Is Not Successful Its Business Will Fail.

Riverside's revenue model calls for the generation of subscription and advertising revenues from SAY magazine. Riverside can give no assurance that this revenue model will be successful.

Riverside's future success is highly dependent on the number of readers who are willing to subscribe to SAY. If Riverside does not generate revenues through subscriptions from its target market through school or residential subscriptions, or if Riverside does generate revenues from these sources but such revenues are lower than anticipated, Riverside's revenues will not be sufficient for it to continue operations.

Risks Related to Riverside's Shares

There Is No Public Trading Market For Riverside Stock.

There is no public trading market for Riverside's common stock, and Riverside cannot represent to investors that a market will ever develop. If a public trading market for Riverside's stock does not develop, it will be very difficult, if not impossible, for investors to sell shares in a manner that will allow them to recover, or realize a gain on, their investment. Even if a public trading market does develop, the market price could decline below the amount paid by investors for their investment.

Riverside Does Not Pay Dividends.

Riverside does not pay dividends. Riverside has not paid any dividends since its inception and has no intention of paying any dividends in the foreseeable future. Any future dividends would be at the discretion of Riverside's board of directors and would depend on, among other things, future earnings, the operating and financial condition of Riverside, its capital requirements, and general business conditions. Therefore, investors should not expect any type of cash flow from their investment.

Return of Investor's Capital Contributions Is Not Guaranteed.

The shares registered hereby are speculative and involve a high degree of risk. There can be no guarantee that an investor will realize a substantial return on an investment, or any return at all, or that he or she will not lose their entire investment. For this reason, each investor should read this registration statement carefully and should consult with his or her legal counsel, accountant(s), or business advisor(s) prior to making any investment decision.

Riverside May Require Additional Capital Funding.

There can be no guarantee that Riverside will not require additional funds, either through additional equity offerings or debt placements, in order to expand its operations. Such additional capital may result in dilution to Riverside's current shareholders.

Further, Riverside's ability to meet short-term and long-term financial commitments will depend on future cash. There can be no assurance that future income will generate sufficient funds to enable Riverside to meet its financial commitments.

Riverside's Shareholders May Face Significant Restrictions On Their Stock.

Riverside's stock differs from many stocks in that it is a "penny stock." The Securities and Exchange Commission ("Commission") has adopted a number of rules to regulate "penny stocks." These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and Exchange Act of 1934, as amended. Since Riverside's securities constitute a "penny stock" within the meaning of the rules, the rules would apply to Riverside and Riverside's securities. The rules may further affect the ability of owners of shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

- control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
- manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
- "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
- excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
- the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Cautionary Note Regarding Forward Looking Statements

When used in this prospectus, the words "believes," "anticipates," "expects," "plans", and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. The outcomes expressed in such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including the risks described in this "Risk Factors" section. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these statements. Riverside also undertakes no obligation to update these forward-looking statements.

USE OF PROCEEDS

All proceeds from the sale of the common shares by the selling security holders will go to the selling security holders who offer and sell their shares. Riverside will not receive any proceeds from the sale of the common shares by the selling security holders.

Riverside will bear all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling shareholders. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling shareholders.

DETERMINATION OF OFFERING PRICE

No trading market for the shares offered on behalf of the selling security holders exists as of the date of this offering. Consequently, the aggregate offering price of the shares of $8,989, calculated as $0.001 per share, for the 8,989,159 shares to be registered, was estimated solely for purposes of determining the filing fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. The offering price should not be regarded as an indicator of any future market value for Riverside securities.

DILUTION

Riverside is registering 8,989,159 shares for sale by the selling stockholders. Riverside will receive no proceeds from the sale of the selling stockholder's shares. Consequently, the sale by the selling stockholders of their shares will not result in any dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

SELLING SECURITY HOLDERS

As of January 30, 2006, 8,989,159 common shares of Riverside's common stock are held of record by 67 shareholders.

The shares of common stock beneficially owned by each of the selling stockholders are being registered to permit public secondary trading of these shares, and the selling stockholders may offer these shares for resale from time to time. See "Plan of Distribution."

Riverside believes that each selling stockholder possesses sole voting and investment power with respect to all of the shares of common stock owned by such person, subject to community property laws where applicable.

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each selling stockholder as of January 30, 2006 and the number of shares that may be offered pursuant to this prospectus. Except as may be identified in the table, none of the selling stockholders has, or within the past three years has had, any position, office or material relationship with Riverside or any of its predecessors or affiliates. The table has been prepared based upon information furnished to Riverside by or on behalf of the selling stockholders.

The selling stockholders may decide to sell all, some, or none of the shares of common stock listed below. Riverside cannot provide any estimate of the number of shares of common stock that any of the selling stockholders will hold in the future.

For purposes of this table, beneficial ownership is determined in accordance with the rules of the Commission, and includes voting power and investment power with respect to such shares. All percentages are approximate. As explained below under "Plan of Distribution", Riverside has agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

SECURITY HOLDER	POSITION OR MATERIAL RELATIONSHIP	NUMBER OF SHARES	SHARES IN EXCESS OF 1%
Lester Van Mersbergen	None	18,000	*
Peter Carasquero	None	250,000	2.8%
Linda Richards	None	100,000	1.1%
Pia Athayde	None	200,000	2.2%
Karmjit Berar	None	225,000	2.5%
Jinder Berar	None	200,000	2.2%
Gabby Barlev	None	200,000	2.2%
Terry Yuck	None	50,000	*
Ruairidh Campbell	None	200,000	2.2%
Jeff Young	None	350,000	3.9%
Nirwal Grewal	None	50,000	*
Nirmaljit Grewal	None	50,000	*
Paul Bains	None	150,000	1.7%
Jaswat Bains	None	50,000	*
Dylan Staniul	None	50,000	*
Jasvir Sidhu	None	25,000	*
Amarjit Sidhu	None	50,000	*
Bruce Moore	None	50,000	*

Harjit Dhaliwal	None	50,000	*
BP Equity	None	125,659	1.4%
Jaswant Pandher	None	100,000	1.1%
Amarjit Pandher	None	100,000	1.1%
Vince Carnovale	None	40,000	*
Laura Burgin	None	10,000	*
Jeff O'Neill	None	10,000	*
Sandro Frei	None	10,000	*
Heather Maitland	None	10,000	*
Emma Fairhurst	None	10,000	*
Jason Scott	None	10,000	*
Shelley MacFarlane	None	10,000	*
Matt Werner	None	10,000	*
Marcia Pederson	None	10,000	*
Lynne Raisilainen	None	10,000	*
Jan Raisilainen	None	10,000	*
Lisa Nagy	None	10,000	*
Kerry Nagy	None	10,000	*
Thomas Dunnigan	None	10,000	*
Barbara Tutschek	Wife of director, secretary	25,000	*
Martin Tutschek	Director and secretary	25,000	*
Bayside Managment	None	10,500	*
Andy Lewis	None	100,000	1.1%
Alex Tavuchis	None	100,000	1.1%
Victoria Chen	None	100,000	1.1%
Mohamed Verjee	None	100,000	1.1%
Kent Carasquero	Son of CEO	455,000	5.0%
Tyee Capital Consultants	Sole shareholder: son of CEO	100,000	1.1%
Leslie Lounsbury	CEO, CFO, director	4,000,000	44.3%
Dallice Callum	Sister of CEO	500,000	5.5%
Dylan Callum	Brother of CEO	500,000	5.5%
Michael Springob	None	50,000	*
Joan Glover	None	10,000	*
Stephan Atoui	None	5,000	*
Martin Gait	None	5,000	*
Ryan Lee	None	5,000	*
Lindsay Moffat	None	5,000	*
Stacy Smith	None	5,000	*
Damon Poole	None	10,000	*
John Xinos	None	10,000	*
Carrie Beeman	None	5,000	*
Dave Beeman	None	5,000	*
Dawn Beeman	None	5,000	*
Denni Beeman	None	5,000	*
Glenn Beeman	None	5,000	*
Luci Beeman	None	5,000	*
Neil Beeman	None	5,000	*
Robb Beeman	None	5,000	*
James Peacock	None	5,000	*

PLAN OF DISTRIBUTION

Riverside is registering a total of 8,989,159 shares of common stock for resale on behalf of its selling shareholders. The selling security holders or pledgees, donees, transferees or other successors in interest selling shares received from a named selling security holder as a gift, partnership distribution or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the common stock does not mean, however, that the common stock will be offered or sold. The selling security holders may also decide not to sell all or any of the shares they are allowed to sell under this registration statement.

The selling security holders will act independently of Riverside in making any decision with respect to the timing, manner and size of each sale. The sales may be made in negotiated transactions as no public market currently exists for shares of Riverside's common stock.

Should a public market for Riverside's common stock develop, sales could be made in the over the counter market or otherwise, at prices related to the then current market price. The selling security holders could effect such transactions by selling the shares to or through broker-dealers by one or more of, or a combination of, the following mechanisms:

- a block trade in which the broker-dealer so engaged attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,
- purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this registration statement,
- an exchange distribution in accordance with the rules of such exchange,
- ordinary brokerage transactions and transactions in which the broker solicits purchasers, and
- privately negotiated transactions.

Riverside will file one or more post-effective amendments to this registration statement as required, to include any additional or changed material information pertinent to this plan of distribution or any facts or events, which individually or together represent a fundamental change in the information contained in this registration statement. Further, Riverside's responsibilities will include the obligation to file a post-effective amendment to this registration statement upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer.

Post-effective amendment will disclose:

- the name of each such selling shareholder and the participating broker-dealer,
- the number of shares involved,
- the price at which such shares were sold,
- the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable,
- that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this registration statement, and
- additional facts material to the transaction.

The selling security holders could enter into hedging transactions with broker-dealers in connection with distributions of Riverside's common stock or otherwise. Pursuant to such transactions, broker-dealers could engage in short sales of the shares in the course of hedging the positions they assume with selling security holders. The selling security holders could also sell shares short and redeliver Riverside's common stock to close out such short positions. The selling security holders could enter into an option or other transactions with broker-dealers which require the delivery to the broker-dealer of Riverside's common stock. The broker-dealer could then resell or otherwise transfer such shares pursuant to this registration statement. The selling security holders could also loan or pledge the shares to a broker-dealer. The broker-dealer may sell common stock so loaned, or upon default the broker-dealer may sell the pledged shares pursuant to this registration statement.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling security holders. Broker-dealers or agents may also receive compensation from the purchasers of Riverside's common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with Riverside's common stock.

Selling security holders, broker-dealers and agents may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended ("Securities Act") in connection with the sale of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of Riverside's common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Since the selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the registration statement delivery requirements of the Securities Act. Further, any securities covered by this registration statement which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this registration statement.

The selling security holders have advised Riverside that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. No underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling security holders.

Should a public market develop, Riverside's common stock will be sold only through registered or licensed brokers if required under applicable state securities laws. Further, in certain states, Riverside's common stock can not be sold unless registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and met.

Under the applicable rules and regulations of the Exchange Act of 1934, as amended ("Exchange Act"), any person engaged in the distribution of Riverside's common stock may not simultaneously engage in market making activities with respect to Riverside's shares for a period of two business days prior to the commencement of such distribution. Further, each selling security holder will be subject to the applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions limit the timing of purchases and sales of shares of Riverside's common stock by the selling security holders. Riverside will make copies of this registration statement available to the selling security holders and have informed them of the need for delivery of copies of this registration statement to purchasers at or prior to the time of any sale of Riverside's common stock.

Riverside will bear all costs, expenses and fees in connection with the registration of its common stock. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL PROCEEDINGS

Riverside is not a party to any pending legal proceeding or litigation. Further, Riverside's officers and directors know of no legal proceedings against them and Riverside's business being contemplated by any governmental authority.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age and position of each director and executive officer of Riverside:

Name	Age	Position
Leslie Lounsbury	56	Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, and Director
Martin Tutschek	45	Secretary and Director

Leslie Lounsbury, chief executive officer, chief financial officer, principal accounting officer and director. On January 21, 2005, Leslie Lounsbury was appointed as an officer and director of Riverside. She will serve until the next annual meeting of Riverside's shareholders and her successor is elected and qualified. Thereafter, directors will be elected for one-year terms at the annual shareholders meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement.

Ms. Lounsbury has been an educator for many years in Manitoba, Canada and was employed at Assiniboine Community College (A.C.C.) in Brandon, Manitoba, from 1971 until 1987 as an instructor. While at A.C.C., Ms. Lounsbury was also the Director and Coordinator of the Cooperative Education Centre. Ms. Lounsbury served as Chairperson of the Board of Directors of the Manitoba Credit Union Stabilization Fund (now known as the Deposit Guarantee Corporation) from 1988 until 1992, and was the Chairperson of the Board of Directors of the Westoba Credit Union in Brandon, Manitoba, from 1984 until 1988. From 1996 until 2002 Ms. Lounsbury served as Rural Program Consultant for the Department of Manitoba Education and Training and was involved in many aspects of editing, coordination and organizational management. Ms. Lounsbury is the Editor of Manitoba Prospects, published annually, with a Manitoba distribution of 120,000. She is also a member of the editorial team for Canada Prospects that is a career information and job search resource tabloid with a Canada-wide distribution of over one million.

Ms. Lounsbury obtained a Bachelor of Arts degree (Administration Major) in 1975 from the University of Winnipeg and completed courses towards a Bachelor of Laws from the University of London between 1981 and 1983.

Martin Tutschek, secretary and director. On February 12, 2002, Mr. Tutschek was appointed as secretary and as a director of Riverside. He will serve until the next annual meeting of Riverside's shareholders and his successor is elected and qualified.

Since October of 2001, Mr. Tutschek has been a director and the chief financial officer of Forum National Investments Ltd., a leisure travel and information services company which trades on the Over the Counter Bulletin Board (FMNIF OTC:BB). Prior to Joining FMNIF, Mr. Tutschek was employed by Trader.com International for four years; his most recent tenure as Manager of Business Development, US operations. Prior to being promoted to this position he served as Director of Circulation North American Operations responsible for the delivery of over 120 weekly publications.

Mr. Tutschek has a Bachelor of Science degree (Business and Public Administration Major) in 1983 from the University of Texas.

No other person is expected to make any significant contributions to Riverside who is not an executive officer or director of Riverside.

Board of Directors Committees

The board of directors has not established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, Riverside will be required to establish an audit committee.

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. Riverside will most likely adopt a provision for compensating directors in the future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 30, 2006, Riverside's outstanding common stock owned of record or beneficially by each executive officer and director and by each person who owned of record, or was known by Riverside to own beneficially, more than 5% of its common stock, and the shareholdings of all executive officers and directors as a group. Each person has sole voting and investment power with respect to the shares shown. Riverside is not aware of any arrangement which might result in a change in control in the future.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Common Stock ($0.001 par value)	Leslie Lounsbury 55 Braintree Crescent Winnipeg Manitoba R3J 1E1	4,000,000 Direct	44.3
Common Stock ($0.001 par value)	Dallice Callum 55 Braintree Crescent Winnipeg Manitoba R3J 1E1	500,000 Direct	5.5
Common Stock ($0.001 par value)	Dylan Callum 55 Braintree Crescent Winnipeg Manitoba R3J 1E1	500,000 Direct	5.5
Common Stock ($0.001 par value)	Kent Carasquero* 1057 East 21st Avenue Vancouver, B.C. V5V 1S6	555,000 Direct and Indirect	6.2
Common Stock ($0.001 par value)	Tyee Capital Consultants, Inc.* 1057 East 21st Avenue Vancouver, B.C. V5V 1S6	100,000 Direct	1.1
Common Stock ($0.001 par value)	Martin Tutschek** Suite 440-375 Water Street, Vancouver, B.C., Canada V6B 5C6	50,000 Direct and Indirect	0.5
Common Stock ($0.001 par value)	Directors and Executive Officers as a Group (2)	4,050,000	45.1

* Mr. Carasquero holds 455,000 shares in his own name and is the sole shareholder of Tyee Capital Consultants, Inc.
** Mr. Tutschek holds 25,000 shares in his own name and is married to Barbara Tutschek who holds 25,000 shares in her own name.

DESCRIPTION OF SECURITIES

Riverside is a Nevada corporation organized under Chapter 78 of the Nevada Revised Statutes ("NRS"). Accordingly, the rights of the holders of common stock are governed by Nevada law.

The following description of Riverside's capital stock is a summary of the material terms of Riverside's capital stock. This summary is subject to and qualified in its entirety by Riverside's articles of incorporation and bylaws, and by the applicable provisions of Nevada law.

Common Stock

Riverside has 45,000,000 shares of common stock authorized, par value of $0.001 per share, of which 8,989,159 are issued and outstanding. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive or subscription rights to purchase shares in any future issuance of Riverside's common stock. There are no options, warrants or other instruments convertible into shares outstanding.

The holders of shares of common stock of Riverside do not have cumulative voting rights in connection with the election of the board of directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Riverside's directors. Each holder of common stock is entitled to one vote for each share owned of record on all matters voted for by security holders.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefor, when and as declared by the board of directors. The board of directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of Riverside's business, shareholders are entitled to receive, ratably, the net assets of Riverside after payment of all creditors.

All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Riverside's common stock are issued, the relative interests of existing shareholders may be diluted.

Preferred Stock

Riverside has 5,000,000 shares of preferred stock authorized, par value of $0.001 per share, none of which is issued and outstanding. The preferred stock has been authorized in the articles of incorporation, which allows the board of directors to designate the dividend, voting, conversion and liquidation rights or preferences of any class of preferred stock. However, the board of directors has never designated any class or series of preferred stock, nor has it ever set forth any description or designation of the rights or preferences of the preferred stock.

Transfer Agent and Registrar

Riverside's transfer agent and registrar is Signature Stock Transfer located at 2301 Ohio Dr # 100, Plano, Texas, 75093–3956. Their phone number is (972) 612-4120.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this Form SB-2 was hired on a contingent basis or will receive a direct or indirect interest in Riverside.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for Riverside by Gerald Einhorn, Esq.

Auditors

Riverside's audited financial statements as of December 31, 2004 and 2003, prepared by Meyers Norris Penny LLP, Chartered Accountants, Riverside's independent auditors, as well as the unaudited financial statements as of September 30, 2005 and 2004, prepared by Riverside and reviewed by Meyers Norris Penny LLP, have been included in this registration statement in reliance upon the reports and review of Meyers Norris Penny LLP.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Riverside's articles of incorporation provide that it will indemnify its officers and directors to the full extent permitted by Nevada state law. Riverside's bylaws provide that it will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Riverside or is or was serving at the request of Riverside as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.

ORGANIZATION WITHIN LAST FIVE YEARS

Riverside is a corporation formed under the laws of the state of Nevada on February 12, 2002, as Homelands Security, Inc., to provide security and private investigation consulting services. Riverside abandoned these efforts in February of 2004. On January 18, 2005, Riverside changed its name to "Riverside Manitoba Inc.," and subsequently acquired Spirit Enterprises as a wholly owned subsidiary.

DESCRIPTION OF BUSINESS

General

Riverside is a holding company whose sole subsidiary, Spirit Enterprises, is a Manitoba, Canada corporation in the business of publishing and distributing "SAY" magazine. SAY in an acronym for Spirit of Aboriginal Youth; it is a magazine for and about Native/Aboriginal youth. SAY focuses on career information and life issues. The magazine is distributed to and read by both Native/Aboriginal and non-native youth alike.

SAY magazine has found a niche in both the classroom and with individual readers. As such, it is seen as a useful tool for those interested in reaching the expanding Native/Aboriginal youth target market across North America.

Spirit Enterprises commenced publishing SAY with its first issue in the summer of 2002 and now publishes four quarterly issues (Winter/Spring/Summer/Fall) as well as Special Edition issues. In 2004, 250,000 copies of SAY were printed reaching as many as 1,000,000 youth. Each issue of SAY consists of 48 pages with regular sections including Lifestyle and Wellness, Entertainment, Sports, Fashion and an Events Calendar. Profiles of inspiring and motivational native youth from a variety of career backgrounds are also featured.

Subscriptions increased 350% from the first to second year of operation. The increase in size of the magazine (from 36 to 48 pages), the additional copies per issue (from 30,000 to 50,000), and the development of five regional publications are all due to demand by readers and advertisers.

The SAY companion website, www.saymag.com, makes the magazine's content even more generally accessible attracting over 133,000 hits per month. SAY's online magazine is informative, interesting, constantly updated and interactive. The website's subject areas are presented as entertainment and to provide informative material.

SAY Magazine

Distribution

SAY has a subscription, request and controlled circulation process for distribution throughout Canadian schools with a high percentage of Aboriginal students or First Nation communities. The magazine is also directly distributed to students attending Aboriginal youth conferences and gatherings.

SAY magazine has developed a sophisticated distribution system using a data base. The subscription service reaches all First Nation, Metis and Inuit schools, urban high schools, chiefs and councils, Aboriginal communities, tribal councils, provincial and federal Aboriginal territorial organizations, colleges, universities and other related post-secondary institutions. The subscription service also reaches provincial and federal government departments throughout Canada.

SAY's database has continually increased from 3,600 contact names when it was started three years ago. To date, SAY has developed a list of approximately 30,000 individual contacts in over 120 different categories, and has approximately 150,000 individual contacts (mainly schools, post-secondary institutions, tribal colleges and libraries) as potential revenue sources/advertisers. The number of companies, organizations and institutions desiring to reach Riverside's target market is continually increasing as is the market itself.

Riverside sells inserts with SAY Magazine which can be distributed to all or selected numbers or categories within the database. Currently SAY Magazine has insertion arrangements with CanLearn, Canada Career Consortium, and the Building Environment Aboriginal Human Resources (BEAHR) for Canadian contacts. These clients provide material for insertion which is then distributed with the magazine in an accompanying polybag.

Disticor Distribution provides retail distribution through Chapters-Indigo Book Stores and has entered into an agreement with SAY Magazine to retail through Barnes and Noble in the USA. Riverside has entered into smaller retail distribution agreements with companies like McNally Robinson Books, Archambault, Mutlimags and International News, making the magazine available across Canada. SAY intends to pursue similar arrangements across the United States.

Riverside currently publishes five regional issues in Canada:

- Alberta/Saskatchewan/Northwest Territories;
- Manitoba/Nunavut/Northwest Ontario;
- Central Ontario;
- British Columbia/Yukon;
- Quebec/Atlantic Provinces.

Each regional issue contains the main feature stories plus special regional content and advertising.

Youth Involvement Spokespersons/Advisors

SAY intends to select a Youth Involvement Spokesperson for each of the five regions. Currently there is a National spokesperson and there are three regional spokespersons. These spokespersons represent SAY at regional meetings and gatherings of Aboriginal youth.

Additionally, each of SAY's five regions selects Aboriginal youth as advisors. The advisors are chosen through contacts from organizations and gatherings. These volunteer advisors are asked to make a commitment to participate for one year. Their involvement consists of participating in electronic discussions for content direction. Additionally, the youth are encouraged to submit material for publication (both website and hard-copy).

Partner/Sponsors

Partner/Sponsors are essentially sales contracts which include advertising in SAY magazine, editorials in the magazine, and advertising on the website. The contracts generally run for twelve months and are paid either in advance or through installments; as such, partnerships are useful in maintaining cash flow.

Riverside's Partners/Sponsors include:

- APTN - Aboriginal Peoples Television Network is the first national Aboriginal television network in the world with programming by, for, and about Aboriginal Peoples. APTN has been a partner with SAY since the publication of SAY's initial issue. Its launch on September 1, 1999 represented a significant milestone for Aboriginal Canada - for the first time in broadcast history.
- AHRDCC - Aboriginal Human Resources Development Council of Canada was established in 1998 as a public-private partnership with the mission to increase Aboriginal people's participation in the Canadian labor market. AHRDCC uses SAY Magazine to promote the Guiding Circles career publication among other things. Established in 1998, AHRDCC is Canada's Aboriginal Sector Council and a pillar of the Aboriginal Human Resource Development Strategy.
- AMC - the Assembly of Manitoba Chiefs was created in 1988 by First Nation in Manitoba to coordinate political action and technical work on common issues.
- CCC - Canada Career Consortium
- Canadian Aboriginal Festival
- Dreamcatcher Aboriginal Youth Conference
- Gamblers Indian Reserve
- MKO - Manitoba Keewatinook Ininew Okimowin

- NAAF - The National Aboriginal Achievement Foundation is a nationally registered non-profit organization devoted to excellence and providing the educational tools necessary for Aboriginal youth to achieve brighter futures.
- NACCA - The National Aboriginal Capital Corporation Association is a growing network of Aboriginal Financial Institutions dedicated to promoting economic growth across Canada through the Aboriginal communities it serves. Owned by 59 lending institutions, known as Aboriginal Financial Institutes (AFI's), NACCA provides programs, products and services designed to promote and stimulate growth of Aboriginal business in Canada.
- NCI - Native Communications Incorporated
- RCMP deal.org Program
- Scotiabank
- TC - Turtle Concepts
- WASAC - Winnipeg Aboriginal Sport Achievement Centre

Advertising

A large number of entities advertise in SAY magazine and on the accompanying website. The types of advertisers include Canadian governmental departments, a host of educational institutions, Aboriginal organizations including the First Nation and Metis, Aboriginal television channels, Aboriginal radio stations, and numerous employers seeking potential applicants. Riverside's advertisers include:

- Aboriginal Courtwork Program, Province of MB
- Aboriginal Sports Circle, National
- Aboriginal Sports Circle NWT
- Aboriginal Voices Radio
- Aboriginal Youth Network
- Addressing Disabilities Issues Conference
- Aboriginal Financial Officers
- Alberta Native Friendship Centres Association
- Algoma University College
- Assembly of First Nations
- Assiniboine Community College
- Association of Canada lands Surveyors
- Business Development Corporation
- Blood Tribe
- C-Weed Band
- Centre for Aboriginal Human Resource Development
- Canada Career Consortium
- Canada Council for the Arts
- Canada World Youth
- Canadian Aboriginal Festival
- Canadian Aboriginal Music Awards
- Canadian Imperial Bank of Commerce
- Council for the Advancement of National Development Officers (CANDO)

- Career Management Association of BC
- CASTS Conference
- Canadian Council for Human Resources in Environment Industry (CCHREI)
- CDI College
- CHIP Hospitality
- Certified Management Accountants, Canada
- Communication Services Manitoba
- Concordia University
- Cultural Human Resources Council
- Department of National Defense
- Dominion Institute
- Dreamcatcher Aboriginal Youth Conference
- Eagle Vision
- Emergency Services College
- EMI Music Canada
- First Business Buying Griyo
- First Nations House
- First Nations Technical Institute
- First Nations Training & Consulting
- First Nations Education Steering Committee
- Gamblers First Nation
- Gordon Bell High School
- Grant MacEwan College
- Grassroots News
- Helen Betty Osborne Memorial Foundation
- HRDC - Canada Student Loans

- Hydro One
- Imaginative Film Festival
- INAC
- Indigenous Bar Association
- Indigenous Theatre
- Katimavik
- Katimavik BC/Yukon
- Kenora Chiefs Advisory
- Kwantlen University College
- Lakehead University
- Lethbridge Community College
- Ma Mawi Wi Chi Itata Centre
- Manitoba Film and Sound
- Manitoba Hydro
- Manitoba Safety Council
- Manitoba Audio Recording Industry Association
- MB Aboriginal Music Host Committee for Junos
- MB Education & Training
- MB4Youth
- Metis Child & Family Services Edmonton
- Meyers, Norris Penny
- Mid-Canada Productions
- MKO - Northern Chiefs of Manitoba
- Manitoba Metis Federation
- MMF - Southwest Region
- MTS
- Much Music
- National Aboriginal Capital Corporations Association
- National Aboriginal Forestry Association
- NAIT

- National Aboriginal Land Managers Association
- National Aboriginal Health Organization
- National Screen Institute
- Nation Communications Incorporated
- Native Reflections
- Native Women's Shelter of Montreal
- Ne-Chee Friendship Centre
- New Credit Education Department
- Nexen Inc.
- Nishnawbe Aski Nation
- Nokee Kwe Occupational Skill Development
- Norquest College
- North Bay Indian Friendship Centre
- Northland Regional Learning Consortium
- Ontario Federation of Indian Friendship Centres
- Oteenow Employment & Training Society

- Ottawa Carlton Catholic School Board
- Parent Education Conference
- Peace Hills Trust
- Peguis Gaming Authority
- People of Colour & Native People
- Pepsi
- Pimicikamak Cree Nation
- Place Louis Riel
- Protos International
- RB Russell School
- RCMP
- Rediscovery Training
- RedWAY BC Project
- Rising Sun Recording
- Royal Conservatory of Music
- Safeway Canada
- Sask Power
- Scotiabank
- SIAST (colleges in SK)
- Spirit Fire Candles
- Sport Nunavut
- Stolo Nation HRD
- Sunshine Records
- Teekca's Aboriginal Boutique

- Third Gathering for Aboriginal Health
- Tribal Councils Investment Group
- Tribal Wi-chi-way-win Capital Corp.
- UBC FN House of Learning
- Union BC Indian Chiefs
- University of Lethbridge
- University of Manitoba
- University of Saskatchewan
- Vision Quest Conference
- Waubetek Business Development Corporation
- Waywayseecappo First Nation
- Waywayseecappo Wolverines Hockey Team
- Wellington College
- White Mountain Academy
- Winnipeg Aboriginal Sport
- Winnipeg Chamber of Commerce
- Winnipeg Regional Health
- Winnipeg Technical College
- Workers of Tomorrow Safety Group
- Ya Yo Productions

Advertising agencies working with Riverside include:

- Anderson McFallon
- DDB Canada representing Syncrude
- Highwood Communications Ltd., representing the Province of Alberta
- Media Vision representing: Air Reserve; Canadian Forces; Canadian Space Agency; Health Canada; and Heritage Canada
- Netcorps Canada
- Poirier Communications Ltd., the current AOR for the federal government in Canada
- The Media Company
- TMPW Canada representing Skills Canada

Grants

Riverside uses grants to cover operational costs and expand operations. Several grant proposals are under review including:

- Canada Publishers Assistance Program – this grant is being sought to cover mailing costs. Riverside will be made aware of the acceptance by the end of February or early March, 2006.

- The Winnipeg Partnership Agreement – this grant is for $20,000 to provide an annual subscription to the schools in Winnipeg Division No. 1. Riverside may seek grants from other cities with similar grant organizations.

- A grant for an aboriginal cultural "ezine" – this grant is for $50,000. Riverside was nearly awarded the grant in 2005 and intends to resubmit the application in the near future.

Subscriptions

Mail-in subscriptions are available in 3 categories: single copies, multiple copies and classroom kits. The subscription prices are as follows:

Categories	Price
Single copy (6 issues)	$42.95
Multiple copies (6 copies of each issue, 6 issues)	$99.95
SAY Magazine Classroom Kit (30 copies + Resource Guide + Role Model posters, current issue)	$89.95/kit
SAY Magazine Classroom Kit (30 copies + Resource Guide + Role Model posters, 4 issues)	$359.80/kit

The Classroom Kits are beneficial to educational providers and are suited for any age level.

Operations

Riverside utilizes the team approach to bring each issue of SAY to fruition. The Production and Editorial Teams work in conjunction with one another for all in-house work.

The Production Team manages the day-to-day operations of SAY projects. They manage the entire project throughout the development process which includes, but is not limited to:

- directing and communicating with SAY contractors;
- collecting and sharing information with the Editorial Team;
- facilitating communication among Editorial Team members and SAY consultants;
- synthesizing feedback from end-users and Editorial Team.

The Editorial Team provides guidance and direction throughout the development phases of SAY Magazine and the website for the editorial content, related to editorial direction, quality and appropriate content. The members of the Editorial Team are from across Canada and include representatives from each of the regularly featured sections of the magazine and website and include Aboriginal youth representatives.

The Editorial Team's guidance and direction may include but is not limited to:

- commenting on suggestions put forward or providing additional contacts for research and interviews;
- ensuring the SAY information gets disseminated to their constituency and that any feedback is returned to the Production Team within established time lines;
- ensuring national geographical representation in SAY publications;
- ensuring national Aboriginal representation in SAY publications;
- providing input on text; and
- making general design and illustration recommendations based on feedback from end-users.

The Editorial Team and the Production Team work together to develop a concept, theme and article outline for each magazine.

The Editorial Team assigns articles to freelance writers, follows the progress of articles, and ensures that the editorial principles are followed. The Editorial Team is building a "National Team" of career information writers. They also work with freelance photographers and illustrators.
The layout and design of the magazine is contracted to Relish Design Inc. of Winnipeg, Manitoba. Relish has provided the design structure for the last seven issues.

The printer for the magazine is Prolific Printing Group of Winnipeg. They also handle the Canada Post fulfillment, which includes labeling and sorting. Any insertion orders with the magazine are also completed by Prolific.

Riverside has a circulation manager working on a part time basis and a national sales manager working on a full time basis, both from the company offices.

Competition

SAY magazine's competition includes three Aboriginal magazines in Canada:

- Redwire Magazine prints up to 10,000 copies four times each year. This magazine is not used in schools and is not seen as a major competitor.

- Spirit Magazine is published four times annually, with 5,000 copies, but targets only Aboriginal people over the age of 24. Usually, the magazine is 48 pages in length, maintains a website and is perceived as an "art" magazine.

- Native Peoples Magazine is published six times a year with 50,000 copies per issue. It is the largest, most highly targeted magazine devoted solely to Native American art and culture. With editorial on a variety of issues and outstanding photography, the magazine targets upscale readers; in particular, it targets museums and art galleries. It focuses on Native American contemporary art, artifacts, history and culture. There is little focus on youth.

A limited number of educational websites target Aboriginal youth including:

- The First Peoples on SchoolNet, (www.schoolnet.ca/aboriginal/menu-e.html), is a catalogue of Aboriginal related curriculum material.

- The Kids Stop, (www.ainc-inac.gc.ca/ks/english/4000_e.html), features profiles of notable Aboriginal Canadians and their achievements in everything from sports to politics, to the arts. Kids can even try their hand at First Nation languages, guided by RealAudio pronunciations.

- The Aboriginal Youth Network, (ayn-O.ayn.ca), is specifically aimed at First Nations youth themselves, and with websites often created by them, it provides practical information, such as employment opportunities and scholarship funds.

Native American inline magazines include the following:

- Native Peoples Magazine, www.nativepeoples.com, is dedicated to the sensitive portrayal of the arts and lifestyles of the indigenous peoples of the Americas.

- Ancient American, www.ancientamerican.com, reports on ancient artifacts and opens a forum for discussion between the professional and the vocational archaeologist.

- Tribal College Journal, www.tribalcollegejournal.org, is a quarterly publication for American Indian educators, federal and tribal leaders, students and others interested in Indian issues.

- Career Path, www.nativejobs.com, serves the employment and recruitment needs of Native Americans, tribal organizations, university placement offices, government and industry.

- Native American Images, www.nativeamericanlinks.com, is web magazine devoted to the images of Native American people, places, and land.

There are a number of newspapers throughout various parts of Canada and the United States that target the Aboriginal/American Indian community; none of these specifically targets Aboriginal youth. None of these newspapers is career or lifestyles oriented and are often political in nature, tending to target the First Nation, a specific tribe, or the Metis people, but rarely combine the respective target markets.

Market

The target market for SAY magazine and its corresponding website is Aboriginal/Native youth. Until Sprit Enterprises introduced SAY, Aboriginal youth in Canada did not have a national resource and lifestyle magazine directed specifically towards them. No magazines in the United States specifically target the American Indian youth market.

Demographics

Canada

There are over 1.4 million Aboriginal people in Canada. The Aboriginal population is projected to increase to over 1.6 million by 2011 - a growth rate that is nearly three times faster than the non-Aboriginal population. Aboriginal youth (14 to 30) will represent a much larger share of the youth market over the next decade and will account for an increasing share of entrants into the workforce.

The Aboriginal population is the fastest growing segment of the Canadian population. Demographic projections indicate the Aboriginal population is increasing in every province and territory in Canada. It is expected that between 1991 and 2016, the Aboriginal population will increase by 56%. On average, the Aboriginal population is significantly younger than the rest of the Canadian population. For instance, in 1991, more than 50% of the Aboriginal population was below the age of 25.

Education in the Aboriginal community is on the rise. The education levels for certain segments of the Aboriginal population are still below the Canadian average. Only 31% of the Aboriginal on-reserve population has a high school education. This is about half the Canadian average. This statistic is changing rapidly. The retention rate of on-reserve schools increased from 13% in 1969-1970 to 75% in 1995-1996. In 1969, only 800 Aboriginal people had a post-secondary education. By 1991, the number was 150,000.

Based upon these statistics, Riverside feels it has room to expand the readership of SAY magazine. The statistics are taken from the following sources: Projections of Registered Indians, 1991-2015 (February 1993), Rapid Growth Scenario – Report prepared by Statistics Canada for DIAND, and; Projections of Canada's Population of Aboriginal Ancestry, 1991-2015 (July 1993) – Report prepared by Statistics Canada for the Interdepartmental Working Group on Employment Equity.

Four out of ten U.S. American Indians lived in the Western United States. Over half of all people who identified themselves as American Indian lived in just ten states. The ten cities with the greatest American Indian populations are: New York City, Los Angeles, Chicago, Houston, Philadelphia, Phoenix, San Diego, Dallas, San Antonio, Detroit. The largest Indian tribes are the Cherokee with 234,000 members and the Navajo with 204,000 members. The largest Alaska Native tribe is the Eskimo with 37,000 members. The largest on-reservation population is the Navajo Nation with 175,200 members. The greatest state Native population is California with 683,000, followed by Oklahoma (394,000) and Arizona (327,000). Using this type of information, Riverside intends to target the U.S. market in more densely populated American Indian areas.

Teens

The teen market both in Canada and the United States is growing. By 2000, the number of 12 to 19 year old teens in the United States was projected as 32 million. This market represents the most multicultural population the United States has seen. Teens have a significant income of their own to spend and wield increasing influence on household purchases. Additionally, in 2003, nearly half of 9 to 17 year olds were asked by their parents to go online to obtain information on products or services.

The teen market, both in Canada and the United States, is important because teens:

- have significant discretionary income, spending U.S. $112.5 billion in 2003
- spend family money as well as influence their parent's spending on household purchases
- establish and affect fashion, lifestyle and overall trends.

The opportunities of this market include:

- teens are a growing market
- teens have money to spend
- teens influence household spending
- teens multitask media.

NOPWorld 2003, a market research firm, found that entertainment items, such as magazines, figured prominently on teen planned purchases and what they actually bought. Magazines were on teens' top 10 lists for both items they plan to buy and what they recently purchased**.**

Advertisers look toward this market because magazines are an influential force on teen spending. More than 28% of teens' purchases have been directly influenced by magazine advertising for music, games, makeup and clothes (2003-1 Roper Youth Report NOPWorld Company –February 2003).

Teens who read magazines are more likely to make purchases than the general population in a wide number of categories, including health and beauty, leisure, electronics/technology, apparel and food, thus making teen-magazine advertising attractive (2003 MRI Teenmark).

Teens are active consumers in terms of the money they spend, as well as in the influence they wield in their families and on societal trends. With eight out of ten teens reading magazines, this medium is one teens depend upon to become informed. Teens trust advertising in magazines the most – more than television, radio or the Internet. With their considerable trustworthiness, reach and effectiveness, magazines remain a powerful way to connect to this valuable market (Teen Market Profile 2004 Magazine Publishers of America).

Government Regulation

Riverside is subject to laws and regulations that are applicable to the magazine publishing business. These laws include regulation over intellectual property ownership and infringement, copyrights, trademarks, trade secrets, obscenity, libel, employment and personal privacy. Copyright laws protect "original works of authorship fixed in any tangible medium of expression, now known or later developed" (USC 17 Sec. 102), and are of cardinal importance within the publishing business.

Additionally, there are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet, and a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to, among other things, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy and quality of products and services. The applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyrights, trademarks, trade secrets, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may decrease the growth in the use of the Internet.

Riverside is also subject to laws and regulations that are applicable to various Internet activities. There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet and telecommunications. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to, among other things, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy and quality of products and services. The applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may decrease the growth in the use of the Internet, may impose additional burdens on electronic commerce or may alter how Riverside does business.

In the United States, Congress has recently adopted legislation that regulates certain aspects of the Internet, including online content, user privacy and taxation. In addition, Congress and other federal entities are considering other legislative and regulatory proposals that would further regulate the Internet. Congress has, for example, considered legislation on a wide range of issues including Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud, privacy and digital signatures. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow its growth, particularly if other governments follow suit, which may negatively impact the cost of doing business over the Internet and materially adversely affect Riverside's business, financial condition, results of operations and future prospects. Riverside has no way of knowing whether legislation will pass or what form it might take.

New laws and regulations may increase Riverside's costs of compliance and doing business, decrease the demand for Riverside's products, or otherwise have a material adverse effect on Riverside's business.

Employees

Riverside has 1 full time and 1 part time employee. Riverside does not intend to hire additional employees to fulfill its staffing requirements over the next twelve months. Riverside uses freelance contributors, consultants, attorneys, and accountants as necessary.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of Riverside's financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

This discussion and analysis, this report, and the exhibits attached hereto contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, without limitation, statements as to management's good faith expectations and beliefs, which are subject to inherent uncertainties which are difficult to predict and may be beyond the ability of Riverside to control. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon Riverside. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on Riverside will be those anticipated by management.

The words "believes," "expects," "intends," "plans," "anticipates," "hopes," "likely," "will," and similar expressions identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Riverside, or industry results, to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements.

These risks and uncertainties, many of which are beyond Riverside's control, include (i) the inherent speculative nature of magazine printing and distribution; (ii) uncertainties involved in the rate of growth of Riverside's business and acceptance of their magazine; (iii) the ability of Riverside to attract and maintain sufficient readership, partners/sponsors, and advertisers for producing sufficient revenues to fund and maintain operations; (iv) general economic conditions.

Although Riverside believes that the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management's view only as of the date of this report. Riverside undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, conditions or circumstances. For additional information about risks and uncertainties that could adversely affect Riverside's forward-looking statements, please contact Riverside's management at (204) 228-9695.

Strategy

Riverside believes it can successfully reach its target market and continue to increase advertising revenue and circulation. Riverside's short term operational milestones include:

- penetrate United States market;
- obtain $30,000 in U.S. subscriptions;
- publish and distribute 6 issues per year to U.S. tribes;
- sign on ten partners/sponsors from U.S. at a value of more than $100,000;
- increase number of partners/sponsors in Canada by 20% at a value of $50,000;
- increase advertisement sales in Canada by 20%.

Riverside will also focus on: soliciting advertising from pre-qualified businesses and organizations; meeting a pre-determined, per-issue, advertising revenue target, and; signing as many advertisers as possible to annual contracts.

Results of Operations

Since the acquisition of Spirit Enterprises on January 21, 2005 was accounted for as a reverse merger or recapitalization of Riverside, the narrative and consolidated financial statements included herein are those of Spirit Enterprises from January 1, 2003, through January 20, 2005, and the combined entity from January 21, 2005 to September 30, 2005. Riverside's fiscal year end is December 31.

Sales

Sales for the three month period ended September 30, 2005 decreased to $36,346 from $79,325 for the three month period ended September 30, 2004, a decrease of 54%. Sales for the nine month period ended September 30, 2005 decreased to $168,775 from $295,563 for the nine month period ended September 30, 2004, a decrease of 43%. The decrease in sales over the comparative three and nine month periods is attributable to a decrease in poster, project and polybag sales, advertising sales, contract sales and subscriptions. Riverside anticipates that sales will increase over future periods as marketing efforts lead to an increase in subscriptions and subsequent advertising increases.

Sales for the year ended December 31, 2004 increased to $365,480 from $140,438 for the year ended December 31, 2003, an increase of 160%. The increase in revenues is attributable to an increase in poster, project and polybag sales, advertising sales, contract sales and subscriptions over the comparative periods.

Losses

Net losses for the three month period ended September 30, 2005 increased to $17,671 from $2,007 for the three month period ended September 30, 2004, an increase of 781%. Net losses for the nine month period ended September 30, 2005 increased to $55,363 from $37,890 for the nine month period ended September 30, 2004, an increase of 46%. The increase in net losses for the three and nine month comparative periods is attributable to a decrease in sales and increases in operational expenses. Riverside expects to continue to incur losses in the near term.

Net losses for the year ended December 31, 2004 increased to $73,941 from $62,458 for the year ended December 31, 2003, an increase of 18%. The increase in losses is attributable to an increase in losses associated with operations over the comparative periods.

Cost of Sales

Cost of sales for the three month period ended September 30, 2005 decreased to $7,317 from $19,370 for the three month period ended September 30, 2004, a decrease of 62%. Cost of sales for the nine month period ended September 30, 2005 decreased to $69,237 from $203,217 for the nine month period ended September 30, 2004, a decrease of 66%. The decrease in cost of sales over the comparative three and nine month periods is primarily attributable to a decrease in sales over the comparative periods. Riverside expects that cost of sales will increase over future periods as sales increase.

Cost of sales for the year ended December 31, 2004 increased to $259,873 from $75,175 for the year ended December 31, 2003, an increase of 246%. This increase is primarily due to an increase in magazine costs corresponding to the increase in sales over the comparative periods.

Operational Expenses

Operational expenses for the three month period ended September 30, 2005 increased to $78,977 from $62,055 for the three month period ended September 30, 2004, an increase of 27%. Operational expenses for the nine month period ended September 30, 2005 increased to $207,727 from $130,643 for the nine month period ended September 30, 2004, an increase of 59%. The increase in operational expenses over the comparative three and nine month periods is primarily attributable to an increase in consulting fees, marketing expenses, salaries, wages and benefits. Riverside expects that operational expenses will remain relatively consistent over future periods.

Operational expenses for the year ended December 31, 2004 increased to $205,694 from $112,581 for the year ended December 31, 2003, an increase of 83%. This increase over the comparative periods is primarily due to an increase in marketing expenses, professional fees, travel and vehicle expenses, and website and computer support expenses.

Other Income (Expense)

Other income for the three month period ended September 30, 2005 increased to $32,297 from $93 for the three month period ended September 30, 2004. Other income for the nine month period ended September 30, 2005 increased to $52,826 from $407 for the nine month period ended September 30, 2004.The increase in other income over the comparative three and nine month periods is primarily attributable to an increase in grants and a gain on the settlement of debt. Riverside expects that other income will increase over future periods as SAY continues to pursue both Canadian and U.S. grants.

Other income for the year ended December 31, 2004 increased to $24,379 as compared to an expense of $13,983 for the year ended December 31, 2003. The expense for the period ended 2003 is primarily due to a loss on the disposal of investments.

Impact of Inflation

Riverside believes that inflation has had a negligible effect on operations over the past three years. Further, Riverside believes that it can offset any inflationary increases in the cost of materials and labor by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow used in operations was $41,576 for the nine month period ended September 30, 2005, as compared to cash flow provided by operations of $7,259 for the nine month period ended September 30, 2004. The transition to cash flows used in operating activities over the comparative periods can be primarily attributed to the increase in net losses, a foreign exchange loss over the periods, and deferred revenue.

Cash flow used in operations was $7,163 for the year ended December 31, 2004, as compared to cash flow provided by operations of $14,832 for the year ended December 31, 2003. Negative cash flows from operating activities for the year ended December 31, 2004 are primarily attributable to losses incurred from operations and prepaid expenses and deposits.

Cash flow provided by financing activities was $31,410 for the nine month period ended September 30, 2005, as compared to cash flow used in financing activities of $7,853 for the nine month period ended September 30, 2004. Cash flow generated from financing activities in the current nine month period can be attributed primarily to advances from shareholders and the issuance of common shares. Riverside expects to generate additional cash flow from financing activities in future periods.

Cash flow provided by financing activities was $21,724 for the year ended December 31, 2004 and $14,170 for the year ended December 31, 2003. The financing activities included draws and repayments on a line of credit and the issuance of common stock.

Cash flow used in investing activities was $0 for the nine month period ended September 30, 2005, and $0 for the nine month period ended September 30, 2004.

Cash flow used in investing activities was $4,106 for the year ended December 31, 2004 and $28,128 for the year ended December 31, 2003. The investing activities included the purchase of equipment.

Should Riverside be unable to realize sufficient net revenue over the next twelve months it will need to raise additional funds to continue SAY's printing and distribution. Riverside has no current commitments or arrangements with respect to funding or immediate sources of funding. Further, no assurances can be given that additional funding, if needed, would be available to Riverside or available on acceptable terms. Riverside's inability to obtain additional funding, if required, would have a material adverse affect on its operations. Although Riverside has no obligation or commitment from any shareholder to provide funding, Riverside anticipates that its shareholders will continue to show support in the form of loans or equity placements as and if the need for additional funding arises.

Riverside is conducting this offering, in part, because it believes that a registration of its equity securities will minimize some of the impediments to capital formation that otherwise exist. By having a registration statement in place, Riverside believes it will be in a better position, either to conduct a future public offering of its securities or to undertake a private placement with registration rights. Registering its shares under the Securities Act will help minimize the liquidity discounts Riverside may otherwise have to take in a future private placement of its equity securities, because investors will have a high degree of confidence that the Rule 144(c)(1) public information requirement will be satisfied, and a public market could exist to effect Rule 144(g) broker transactions. Riverside believes that the cost of registering its securities, and undertaking the affirmative disclosure obligations that such a registration entails, will be more than offset by avoiding deep liquidity discounts in future sales of securities.

Capital Expenditures

Riverside made no significant capital expenditures on property or equipment for the three and nine month periods ended September 30, 2005 and 2004. Further, Riverside has no current plans for the purchase or sale of any plant or equipment, outside of normal items to be utilized by office personnel.

Going Concern

Riverside's auditors have expressed substantial doubt as to Riverside's ability to continue as a going concern as a result of an accumulated deficit of $221,147 as of December 31, 2004 which has increased to $282,696 as of September 30, 2005. Riverside's ability to continue as a going concern is subject to the ability of Riverside to obtain a profit and /or obtaining the necessary funding from outside sources. Management's plan to address Riverside's ability to continue as a going concern, includes (i) realization of increased revenues from sales (ii) obtaining funding from private placement sources; (iii) obtaining additional funding from the sale of Riverside's securities; (iv) obtaining loans from shareholders as necessary, and (v) converting outstanding debt to equity. Although management believes that it will be able to obtain the necessary funding to allow Riverside to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

Critical Accounting Policies

In Note 3 to the audited consolidated financial statements for the years ended December 31, 2004 and 2003 included in this prospectus, Riverside discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. Riverside believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, Riverside evaluates its estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. Riverside bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

With respect to revenue recognition, Riverside applies the following critical accounting policies in the preparation of its financial statements.

Revenue Recognition

Revenues earned in Riverside's capacity as magazine publishers, comprised of advertising, consulting, contract, poster, project and polybag-insert sales, are recognized by Riverside when the service obligation has been fulfilled or the product is delivered to the customer and the collectibility of the sales proceeds are reasonably assured. Revenues from grants and subscriptions are recognized during the period in which the costs are incurred.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This revised statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, including the grant of stock options to employees and directors. The Statement requires Riverside to recognize compensation cost based on the grant date fair value of the equity instruments its awards. Riverside estimates that SFAS 123 (R) will not have a negative impact on its financial statements.

In March 2004, the FASB issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF 03-1"). The objective of EITF 03-1 is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. Management believes that the adoption of EITF 03-1 will not have a material impact on Riverside's financial condition or results of operations.

In December 2003, the FASB issued Interpretation No. 46 ("FIN 46R"), Consolidation of Variable Interest Entities an Interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (FIN 46), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on Riverside's financial position, results of operations or cash flows.

In December 2003, the Commission issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on Riverside's results of operations or financial condition.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, FASB Staff Position 150-3 was issued, which indefinitely deferred the effective date of SFAS 150 for certain mandatory redeemable non-controlling interests. As Riverside does not have any of these financial instruments, the adoption of SFAS 150 did not have any impact on Riverside's consolidated financial statements.

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivatives and Hedging Activities. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the operating results or financial condition of Riverside.

DESCRIPTION OF PROPERTY

Riverside currently maintains office space in an office occupied by Leslie Lounsbury, for which Riverside has no lease and is obligated to pay no rent. This address is 55 Braintree Crescent Winnipeg Manitoba R3J 1E1 and the phone number is (204) 228-9695. Riverside does not believe that it will need to obtain additional office space at any time in the foreseeable future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed below, no director, executive officer, nominee for election as a director of Riverside, owner of five percent of more of Riverside's outstanding shares, or any member of their immediate family, has entered into any related transaction.

On January 21, 2005, Riverside issued 4,000,000 shares of common stock to Leslie Lounsbury, Riverside's current chief executive officer, chief financial officer and one of its directors in exchange for 80% of the issued and outstanding shares of Spirit Enterprises pursuant to the terms of the Stock Purchase and Sale Agreement.

On January 21, 2005, Riverside issued 500,000 shares of common stock to Dallice Callum, sister of Riverside's chief executive officer, in exchange for 10% of the issued and outstanding shares of Spirit Enterprises pursuant to the terms of the Stock Purchase and Sale Agreement.

On January 21, 2005, Riverside issued 500,000 shares of common stock to Dylan Callum, brother of Riverside's chief executive officer, in exchange for 10% of the issued and outstanding shares of Spirit Enterprises pursuant to the terms of the Stock Purchase and Sale Agreement.

On December 23, 2004, Riverside issued 25,000 shares of common stock to Martin Tutschek, Riverside's director and secretary, at a purchase price of $0.10 per share for a total of $2,500.

On December 23, 2004, Riverside issued 25,000 shares of common stock to Barbara Tutschek, the wife of Riverside's director and secretary, at a purchase price of $0.10 per share for a total of $2,500.

On August 15, 2004, Riverside issued 455,000 shares of common stock to Kent Carasquero, son of Riverside's chief executive officer, for cash consideration of $0.02 per share, for a total of $9,100.

On August 15, 2004, Riverside issued 100,000 shares of common stock to Tyee Capital Consultants, Inc., the sole shareholder of which is Kent Carasquero, son of Riverside's chief executive officer, for cash consideration of $0.02 per share, for a total of $2,000.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No public trading market exists for Riverside's securities. Riverside has no common equity subject to outstanding purchase options or warrants. Riverside has no securities convertible into its common equity. Except for this offering, there is no common equity that is being, or has been publicly proposed to be, publicly registered by Riverside.

As of January 30, 2006, there were 8,989,159 shares of common stock outstanding, held by 67 shareholders of record. Upon effectiveness of this registration statement, 8,989,159 shares of Riverside will be eligible for sale, subject to the resale rules related to officers, directors and affiliate shareholders as mandated by the Securities Act.

Riverside has not paid any dividends on its common stock and does not expect to declare or pay any dividends on its common stock in the foreseeable future. Payment of any dividends will depend upon Riverside's future earnings, if any, its financial condition, and other factors as deemed relevant by the board of directors.

EXECUTIVE COMPENSATION

The following table provides summary information of Riverside during the years 2004, 2003, and 2002 concerning all compensation, either cash or non-cash, paid or accrued by Riverside to or on behalf of the president or secretary of Riverside. No officer or employee of Riverside received a total salary and bonus exceeding $100,000 during the periods reflected.

Summary Compensation Table

Annual Compensation					Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options Sars #	LTIP Payouts	All Other Compensation
Leslie Lounsbury CEO and CFO	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-
	2002	-	-	-	-	-	-	-
Martin Tutschek Secretary*	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-
	2002	-	-	-	-	-	-	-

* Mr. Tutschek served as Riverside's chief executive officer, chief financial officer and principal accounting officer from inception until January 21, 2005.

As of January 30, 2006, no officer or director of Riverside has received any form of compensation for services rendered on Riverside's behalf, neither has any form of compensation accrued to any officer or director for such services. Although there is no current plan in existence, it is possible that Riverside will adopt a plan to pay or accrue compensation to Riverside's officers and directors for services related to the implementation of Riverside's business plan. Riverside has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of directors, officers or other employees, but, the board of directors may recommend adoption of one or more such programs in the future. Riverside has no employment contract or compensatory plan or arrangement with any executive officer of Riverside. Riverside's directors currently do not receive any cash compensation for their service as members of the board of directors. There is no compensation committee, and no compensation policies have been adopted.

FINANCIAL STATEMENTS

Riverside's unaudited financial statements for the three and nine month periods ended September 30, 2005 and 2004 are attached hereto as pages F-1 through F-12 and the audited financial statements for the periods ended December 31, 2004 and 2003 are attached hereto as pages F-13 through F-26.

RIVERSIDE MANITOBA, INC.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Riverside Manitoba Inc.
Consolidated Balance Sheets

	September 30 2005	December 31 2004
	(Unaudited)	*(Audited)*
Assets		
Current		
Cash	**1,163**	11,329
Accounts receivable	**30,685**	39,675
Prepaid expenses and deposits	**15,050**	50,194
	46,898	101,198
Advances to related company	**-**	955
Equipment *(Note 4)*	**19,098**	24,731
Prepaid expenses and deposits	**3,224**	14,559
	69,220	141,443
Liabilities		
Current		
Bank indebtedness	**9,238**	14,140
Accounts payable	**110,793**	95,157
Note payable *(Note 5)*	**8,600**	-
Deferred revenue	**24,474**	93,282
Advance from related company *(Note 6)*	**5,327**	-
Term loan due on demand *(Note 7)*	**11,372**	13,343
	169,804	215,922
Deferred revenue	**25,872**	14,559
Future income taxes	**1,978**	1,248
Payable to shareholders *(Note 8)*	**31,119**	21,139
	228,773	252,868
Shareholder's Deficit		
Share capital *(Note 9)*	**123,143**	109,722
Deficit	**(282,696)**	(221,147)
	(159,553)	(111,425)
	69,220	141,443

The accompanying notes are an integral part of these financial statements


Riverside Manitoba Inc.
Consolidated Statements of Loss
(Unaudited)


	Nine Months Ended		Three Months Ended	
	September 30 **2005**	*September 30* *2004*	*September 30* **2005**	*September 30* *2004*
Sales				
Advertising	**60,841**	84,679	**10,307**	29,416
Contract sales	**84,127**	158,129	**16,365**	44,216
Poster, project and polybags	**10,756**	37,249	**7,765**	1,505
Subscriptions	**13,051**	15,506	**1,909**	4,188
	168,775	295,563	**36,346**	79,325
Cost of sales				
Magazine costs	**67,074**	177,454	**7,317**	14,261
Posters, project and polybags	**2,163**	25,763	**-**	5,109
	69,237	203,217	**7,317**	19,370
Gross margin	**99,538**	92,346	**29,029**	59,955
Expenses				
Bad debts	**-**	377	**-**	-
Consulting fees	**16,162**	-	**14,162**	-
Depreciation	**6,142**	6,604	**2,012**	666
Interest and bank charges	**3,167**	390	**281**	126
Interest on long-term debt	**1,597**	1,503	**632**	734
Marketing	**80,138**	59,391	**34,194**	43,295
Meals and entertainment	**1,776**	4,013	**743**	476
Office	**3,569**	6,375	**1,866**	2,309
Professional fees	**12,022**	2,528	**766**	1,187
Salaries, wages and benefits	**40,749**	9,798	**9,538**	4,454
Telephone, fax and internet	**7,500**	7,238	**4,048**	2,124
Travel	**19,615**	16,798	**4,758**	3,183
Vehicle expenses	**10,288**	8,816	**4,649**	2,370
Website and computer support	**5,002**	6,812	**1,348**	1,131
	207,727	130,643	**78,997**	62,055
Loss from operations	**(108,189)**	(38,297)	**(49,968)**	(2,100)

Continued on next page

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Consolidated Statements of Loss
(Unaudited)

	Nine Months Ended		Three Months Ended	
	September 30 2005	September 30 2004	**September 30 2005**	September 30 2004
Loss from operations				
(Continued from previous page)	**(108,189)**	(38,297)	**(49,968)**	(2,100)
Other income				
Gain on settlement of debt	**9,357**	-	**9,357**	-
Grants	**40,908**	-	**22,940**	-
Other income	**2,561**	407	**-**	93
	52,826	407	**32,297**	93
Net loss	**(55,363)**	(37,890)	**(17,671)**	(2,007)
Loss per share				
Basic	**(0.006)**	(0.004)	**(0.002)**	(0.001)
Diluted	**(0.004)**	(0.004)	**(0.001)**	(0.001)
Weighted average number of common shares (000's)				
Basic	**8,942**	8,643	**8,974**	8,643
Diluted	**14,468**	8,643	**17,365**	8,643

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Consolidated Statement of Deficit
(Unaudited)

	September 30 *2005*
Deficit, beginning of period	(244,172)
Net loss	(17,671)
Deficit, end of period prior to cumulative foreign exchange adjustment	(261,843)
Cumulative foreign exchange adjustment	(20,853)
Deficit, end of period	(282,696)

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Consolidated Statement of Cash Flows
(Unaudited)

	Nine Months Ended	
	September 30 *2005*	*September 30* *2004*

Cash provided by (used for) the following activities

Operating activities		
Net loss	**(55,363)**	(37,890)
Depreciation	**6,142**	6,604
Foreign exchange	**(5,965)**	21,038
	(55,186)	(10,248)
Changes in working capital accounts		
Accounts receivable	**8,990**	(13,704)
Prepaid expenses and deposits	**46,479**	(24,519)
Accounts payable and accruals	**15,636**	52,309
Deferred revenue	**(57,495)**	3,421
	(41,576)	7,259
Financing activities		
Draws on line of credit	**199,652**	309,133
Repayments on line of credit	**(204,554)**	(312,239)
Repayments of term loan due on demand	**(1,971)**	(1,249)
Advances from related company	**10,473**	-
Repayments of advances to related company	**(4,191)**	-
Advances from shareholders	**35,095**	10,076
Repayments of advances from shareholders	**(25,115)**	(12,601)
Purchase of equipment	**-**	(973)
Issue of note payable	**8,600**	-
Issue of common shares	**13,421**	-
	31,410	(7,853)
Decrease in cash resources	**(10,166)**	(594)
Cash resources, beginning of period	**11,329**	874
Cash resources, end of period	**1,163**	280

The accompanying notes are an integral part of these financial statements

1. Going concern

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should Riverside Manitoba Inc., ("Riverside") be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

Riverside incurred net losses of $55,363 and $37,890 for the periods ended September 30, 2005 and September 30, 2004 respectively. Further, Riverside has an accumulated deficit of $282,696 as of September 30, 2005, and has a working capital deficiency of $122,906. These factors raise concerns about Riverside's ability to continue as a going concern.

Riverside will need additional working capital to be successful in any future business activities. Therefore, continuation of Riverside as a going concern is dependent upon engaging in active business operations which produce adequate cash flow and obtaining additional sources of working capital. Management is presently seeking additional working capital equity funding and plans to continue to expand the distribution of SAY magazine with funds obtained. However, if its efforts are unsuccessful, Riverside may have to cease operations. These financial statements do not reflect the adjustments or reclassification other than as described below, of assets and liabilities which would be necessary if Riverside were unable to continue its operations.

2. Organization and Presentation

Riverside was incorporated February 12, 2002 in the State of Nevada as "Homelands Security, Inc.", to provide security and private investigation consulting services. Riverside abandoned these efforts in February of 2004. On January 18, 2005, Riverside changed its name to "Riverside Manitoba Inc."

On January 21, 2005, Riverside closed a Stock Purchase and Sale agreement with the Shareholders of Spirit of Youth Enterprises Inc. ("Spirit Enterprises"), whereby 100% of the shares of Spirit Enterprises were acquired by Riverside. In consideration of this purchase, Riverside issued 5,000,000 common shares of Riverside at $0.001 per share to the former shareholders of Spirit Enterprises so that a controlling interest (approximately 57.8%) passed to the former shareholders of Spirit Enterprises.

Spirit Enterprises was incorporated under the laws of Manitoba, Canada and publishes SAY magazine which is aimed at Aboriginal youth with insights into entertainment, sports, careers, celebrity and youth culture.

The consolidated financial statements at September 30, 2005 assume the acquisition of Spirit Enterprises by Riverside, occurred January 1, 2003.

Because the shares issued in the acquisition of Spirit Enterprises represent control of the total shares prior to the private placement of Riverside's common stock issued and outstanding immediately following the acquisition, Spirit Enterprises is deemed for financial reporting purposes to have acquired Riverside in a reverse acquisition. The business combination has been accounted for as a recapitalization of Riverside giving effect to the acquisition of 100% of the outstanding common shares of Spirit Enterprises. The surviving entity reflects the assets and liabilities of Riverside and Spirit Enterprises at their historical book value and the historical operations of Riverside are those of the two entities.

3.   Significant accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the following significant accounting policies:

Basis of consolidation

Riverside has consolidated the assets, liabilities, revenues and expenses of all subsidiaries after the elimination of inter-company transactions and balances. The consolidated financial statements include the accounts of Riverside, and its wholly owned subsidiary Spirit Enterprises.

Property and equipment

Property and equipment are initially recorded at cost. Depreciation is provided using rates and methods intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Computer equipment	declining balance	30 %
Computer software	declining balance	100 %
Website development	straight-line	5 years
Furniture and fixtures	declining balance	20 %

In the year of acquisition, depreciation is taken at one-half of the above rates.

Deferred revenue

Riverside receives grant and subscription revenues in advance of incurring the costs to produce the magazine. The unearned revenue is deferred until the related costs of the magazines are incurred.

Revenue recognition

Advertising, consulting, contract sales, poster, project and polybags revenue is recognized by Riverside when the service obligation has been fulfilled or the product is delivered to the customer and the collectibility of the sales proceeds are reasonably assured. Grant and subscription revenue is recognized during the period in which the costs are incurred.

Measurement uncertainty (use of estimates)

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary. Depreciation is based on the estimated useful lives of property and equipment.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

3.   Significant accounting policies, *continued*

Foreign operations and currency translation

Spirit of Youth Enterprises operates in Canada. The net losses from Canadian operations were $31,183 and $37,440 for the nine months ended September 30, 2005 and September 30, 2004 respectively.

Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates during the year. Assets and liabilities are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustment is a component of shareholders' deficit.

Future income taxes

Riverside accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Future income taxes and liabilities are computed annually for differences between financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such future income tax computations are based on enacted tax laws and rates applicable to the years in which the differences are expected to affect taxable income.

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less.

4.   Property and equipment

	Cost	Accumulated amortization	Nine Months Ended September 30,2005 2005 Net book value
Computer equipment	21,103	13,355	7,748
Computer software	636	636	-
Website development	26,993	17,569	9,424
Furniture and fixtures	4,009	2,083	1,926
	52,741	33,643	19,098

5.   Note payable

During the 9 months ended September 30, 2005, advances of $8,600 ($10,000 CDN) in the form of a promissory note was received from a shareholder.

The promissory note bears interest at 10% per annum and is convertible on demand to common shares of Riverside at the option of the shareholder equal to the value of the debt.

6.   Advances from related company

The advances are unsecured, non-interest bearing and has no specific terms of repayment. Riverside is related by virtue of a shareholder of Riverside being a director of Riverside.

7.   Term loan due on demand

	2005
Westoba Credit Union, bearing interest at the Credit Union's variable loan rate (5.5%) plus 1%, repayable in Canadian dollars in monthly installments of $336 ($391 CDN), including interest, due December 31, 2008, secured by a general security agreement.	11,372
	11,372

Principal repayments on term loans due on demand in each of the next five years are estimated as follows:

2005 (remaining three months)	684
2006	3,443
2008	3,675
2009	3,570

8.   Payable to shareholders

Shareholder loans are unsecured, non-interest bearing and has no specific terms of repayment. As the shareholders have indicated that payment will not be demanded within the next 12 months, these amounts have been classified as non-current.

9.   Share capital

Nine Months Ended
September 30, 2005

Authorized
    Common shares
        45,000,000 Class A, voting, $0.001 par value
    Preferred shares
        5,000,000 Class A, non-voting, $0.001 par value, preferences,
        conversion and other rights, voting powers, restrictions,
        limitations as to dividends and qualifications and rights
        thereof shall be set by the board of directors.
Issued
    Common shares
        8,989,159   Class A   123,143

                                              123,143

	Nine Months Ended *September 30, 2005*	
Common shares	Number	Amount
Opening balance	8,884,159	109,722
Issued for cash	105,000	13,421
Closing balance	8,989,159	123,143

10.   Financial instruments

Riverside, as part of its operations, carries a number of financial instruments. It is management's opinion that Riverside is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Fair value of financial instruments

The carrying amount of cash, term deposits, accounts receivable, bank overdraft, current bank loans, accounts payable and accruals approximates their fair value due to the short-term maturities of these items. For term loans, it is not practicable within the constraints of timeliness or cost to determine the fair value with sufficient reliability because the instruments are not traded in an organized financial market.

10.   Financial instruments, *continued*

Credit risk

Financial instruments that potentially subject Riverside to concentrations of credit risk consist primarily of trade accounts receivable. Company sales are concentrated in the area of advertising and magazine publication and distribution; however, credit exposure is limited due to Riverside's large customer base.

Foreign currency risk

Spirit Enterprises enters into transactions as part of its normal operations denominated in Canadian currency for which the related revenues, expenses, accounts receivable and accounts payable balances are subject to exchange rate fluctuations. As at September 30, 2005, the following items are denominated in Canadian currency, but have been converted to U.S. dollars as itemized below:

	Nine Months Ended September 30 2005
	USD
Cash	487
Accounts receivable	30,685
Prepaid expenses and deposits	18,275
Advance to related company	-
Property and equipment	19,098
Bank indebtedness	9,238
Accounts payable	86,746
Shareholder loan	4,285
Deferred revenue	50,346
Advance from related company	5,327
Term loans due on demand	11,372
Future income taxes payable	1,978
Note payable	8,600

RIVERSIDE MANITOBA, INC.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004 AND 2003

Report of Independent Registered Public Accounting Firm

To the Directors of Riverside Manitoba Inc.:

We have audited the consolidated balance sheets of Riverside Manitoba Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss, deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred net losses of $73,941 and $62,458 in 2004 and 2003 respectively, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Winnipeg, Manitoba

October 12, 2005

/S/MNP, LLP
Meyers Norris Penny LLP
Chartered Accountants

500 – 1661 Portage Avenue, Winnipeg, Manitoba, R#J 3T7, Phone: (204) 775-4531, 1-877-500-0795

Riverside Manitoba Inc.
Consolidated Balance Sheets
As at December 31, 2004

	2004	*2003*
Assets		
Current		
Cash	**11,329**	874
Accounts receivable	**39,675**	33,826
Prepaid expenses and deposits	**50,194**	5,131
	101,198	39,831
Advances to related company *(Note 4)*	**955**	-
Equipment *(Note 5)*	**24,731**	33,087
Prepaid expenses and deposits	**14,559**	-
	141,443	72,918
Liabilities		
Current		
Bank indebtedness *(Note 6)*	**14,140**	14,610
Accounts payable	**95,157**	31,247
Deferred revenue	**93,282**	43,278
Term loan due on demand *(Note 7)*	**13,343**	15,152
	215,922	104,287
Deferred revenue	**14,559**	-
Future income taxes	**1,248**	2,931
Payable to shareholders *(Note 8)*	**21,139**	25,497
	252,868	132,715
Shareholders' Deficit		
Share capital *(Note 9)*	**109,722**	80,336
Deficit	**(221,147)**	(140,133)
	(111,425)	(59,797)
	141,443	72,918

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Consolidated Statements of Loss
For the year ended December 31, 2004

	2004	*2003*
Sales		
Advertising	**106,623**	44,941
Consulting	**-**	19,711
Posters, project and polybags	**42,111**	21,599
Contract sales	**192,897**	33,937
Subscriptions	**23,849**	20,250
	365,480	140,438
Cost of sales		
Magazine costs	**230,114**	60,802
Posters, project and polybags	**29,759**	5,125
Project costs	**-**	7,559
Shortwraps	**-**	1,689
	259,873	75,175
Gross margin	**105,607**	65,263
Expenses		
Bad debts	**380**	51
Depreciation	**11,507**	9,433
Interest and bank charges	**610**	479
Interest on long-term debt	**1,983**	1,004
Marketing	**79,843**	34,449
Office	**8,212**	12,274
Professional fees	**19,436**	3,670
Rent	**8,124**	-
Salaries, wages and benefits	**10,745**	18,389
Telephone, fax and internet	**11,030**	3,882
Travel	**33,535**	23,209
Vehicle expenses	**11,932**	4,876
Website and computer support	**8,357**	865
	205,694	112,581
Loss from operations	**(100,087)**	(47,318)

Continued on next page

The accompanying notes are an integral part of these financial statements

	2004	*2003*
Loss from operations *(Continued from previous page)*	**(100,087)**	(47,318)
Other income (expense)		
Foreign exchange loss	**(489)**	-
Gain on settlement of asset retirement obligation	**-**	12,137
Grants	**20,189**	45,419
Loss on disposal of investments	**-**	(77,778)
Other income	**4,679**	6,239
	24,379	(13,983)
Loss before income taxes	**(75,708)**	(61,301)
Provision for income taxes		
Future (recovery)	**(1,767)**	1,157
Net loss	**(73,941)**	(62,458)
Loss per share		
Basic	**(0.008)**	(0.013)
Diluted	**(0.008)**	(0.013)
Weighted average number of common shares (000's)		
Basic	**8,764**	4,831
Diluted	**8,764**	4,831

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Consolidated Statements of Deficit
For the year ended December 31, 2004

	2004	*2003*
Deficit, beginning of year	(132,539)	(70,081)
Net loss	(73,941)	(62,458)
Deficit, end of year prior to cumulative foreign exchange adjustment	(206,480)	(132,539)
Cumulative foreign exchange adjustment	(14,667)	(7,594)
Deficit, end of year	(221,147)	(140,133)

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Consolidated Statement of Cash Flows
For the year ended December 31, 2004

	2004	*2003*
Cash provided by (used for) the following activities		
Operating activities		
Net loss	**(73,941)**	(62,458)
Depreciation	**11,507**	9,433
Future income taxes	**(1,767)**	-
Bad debts	**380**	51
Loss on disposal of investments	**-**	77,778
Foreign exchange	**(5,962)**	(7,398)
	(69,783)	17,406
Changes in working capital accounts		
Accounts receivable	**(6,229)**	(24,208)
Prepaid expenses and deposits	**(59,622)**	(5,131)
Accounts payable and accruals	**63,908**	5,617
Deferred revenue	**64,563**	21,148
	(7,163)	14,832
Financing activities		
Repayments of term loan due on demand	**(1,809)**	(1,751)
Advances from shareholders	**-**	5,154
Draws on line of credit	**393,640**	222,534
Repayments on line of credit	**(395,135)**	(199,630)
Repayment of advances from shareholders	**(4,358)**	-
Issue of common shares	**29,386**	-
Gain on settlement of debt obligation	**-**	(12,137)
	21,724	14,170
Investing activities		
Purchases of equipment	**(3,151)**	(28,128)
Advances to related company	**(955)**	-
	(4,106)	(28,128)
Increase in cash resources	**10,455**	874
Cash resources, beginning of year	**874**	-
Cash resources, end of year	**11,329**	874

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2004

1.   Going concern

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should Riverside Manitoba Inc. (formerly Homelands Security Inc.) ("Riverside") be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

Riverside incurred net losses of $73,941 and $62,458 in 2004 and 2003 respectively. Further, Riverside has an accumulated deficit of $181,124 as of December 31, 2004, and a working capital deficiency of $114,724. These factors raise concerns about Riverside's ability to continue as a going concern.

Riverside will need additional working capital to be successful in any future business activities. Therefore, continuation of Riverside as a going concern is dependent upon engaging in active business operations which produce adequate cash flow and obtaining additional sources of working capital. Management is presently engaged in seeking additional working capital equity funding and plans to continue to expand the distribution of SAY magazine with funds obtained. However, if its efforts are unsuccessful, Riverside may have to cease operations.

2.   Organization and Presentation

Riverside was incorporated February 12, 2002 in the State of Nevada as "Homelands Security, Inc.", to provide security and private investigation consulting services. Riverside abandoned these efforts in February of 2004. On January 18, 2005, Riverside changed its name to "Riverside Manitoba Inc." Riverside was incorporated February 12, 2002 in the State of Nevada.

On January 21, 2005, Riverside closed a Stock Purchase and Sale agreement with the Shareholders of Spirit of Youth Enterprises Inc. ("Spirit Enterprises"), whereby 100% of the shares of Spirit Enterprises were acquired by Riverside. In consideration of this purchase, Riverside issued 5,000,000 common shares at $0.001 per share to the former shareholders of Spirit Enterprises so that a controlling interest (approximately 57.8%) passed to the former shareholders of Spirit Enterprises.

Spirit Enterprises was incorporated under the laws of Manitoba, Canada and publishes SAY magazine which is aimed at Aboriginal youth with insights into entertainment, sports, careers, celebrity and youth culture.

As Riverside had no business operations at the time of the transaction, the acquisition of Spirit Enterprises by Riverside has been accounted for as a recapitalization of Spirit Enterprises, with these historical consolidated financial statements presenting the financial position, operations and cash flows of Riverside and Spirit Enterprises as if the recapitalization had occurred prior to January 1, 2003. The consolidated entity continues under the name of Riverside Manitoba Inc.

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2004

3. Significant accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the following significant accounting policies:

Basis of consolidation

Riverside has consolidated the assets, liabilities, revenues and expenses of the subsidiary after the elimination of inter-company transactions and balances. The consolidated financial statements include the accounts of Riverside, and its wholly owned subsidiary Spirit Enterprises. All figures are in USD unless otherwise indicated.

Equipment

Equipment is recorded at cost. Depreciation is provided using rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Furniture and fixtures	Declining balance	20 %
Computer equipment	Declining balance	30 %
Website development	straight-line	5 years
Computer software	Declining balance	100 %

In the year of acquisition, depreciation is taken at one-half of the above rates.

Deferred revenue

Riverside receives grant and subscription revenues in advance of incurring the costs to produce the magazine. The unearned revenue is deferred until the related costs of the magazines are incurred.

Revenue recognition

Advertising, consulting, contract sales, poster, project and polybags revenue is recognized by Riverside when the service obligation has been fulfilled or the product is delivered to the customer and the collectibility of the sales proceeds are reasonably assured.

Grant and subscription revenue is recognized during the period in which the costs are incurred.

Measurement uncertainty (use of estimates)

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary. Depreciation is based on the estimated useful lives of equipment.

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2004

3.   Significant accounting policies, *continued*

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Foreign operations and currency translation

Spirit Enterprises operates in Canada. The net loss from Canadian operations was $48,754. In 2003 net earnings from Canadian operations was $4,740.

Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates during the year. Assets and liabilities are translated into USD based upon exchange rates prevailing at the end of each year. The resulting translation adjustment is a component of shareholders' deficit.

Future income taxes

Riverside accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Future income taxes and liabilities are computed annually for differences between financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such future income tax computations are based on enacted tax laws and rates applicable to the years in which the differences are expected to affect taxable income.

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less.

4.   Advances to related company

The advances are unsecured, non-interest bearing and have no specified terms of repayment. Riverside is related by virtue of a shareholder of Riverside being a director of Riverside.

5.   Equipment

	Cost	Accumulated amortization	2004 Net book value	2003 Net book value
Furniture and fixtures	3,878	1,699	2,179	2,740
Computer equipment	20,415	10,896	9,519	13,356
Website development	26,112	13,079	13,033	16,925
Computer software	616	616	-	66
	51,021	26,290	24,731	33,087

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2004

6.   Bank indebtedness

Riverside has an operating line facility in the amount of $20,000 CDN (2003 - $20,000), which bears interest at the Credit Union's prime rate (4.25%) plus 2.0%. The operating line is secured by a general security agreement and a personal guarantee from the shareholder in the amount of $20,000 CDN.

7.   Term loan due on demand

	2004	*2003*
Westoba Credit Union, bearing interest at the Credit Union's variable loan rate (5.5%) plus 1%, repayable in monthly instalments of $391 CDN, including interest, due December 31, 2008, secured by a general security agreement.	13,343	15,152
	13,343	15,152

Principal repayments on term loans due on demand in each of the next five years are estimated as follows (CDN):

2005	3,753
2006	4,004
2007	4,273
2008	4,167

8.   Payable to shareholders

Shareholder loans are unsecured, non-interest bearing and have no specific terms of repayment. As the shareholders have indicated that payment will not be demanded within the next 12 months, these amounts have been classified as non-current.

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2004

9. Share capital

	2004	*2003*
Authorized		
Common shares		
45,000,000 Class A, voting, $0.001 par value		
Preferred shares		
5,000,000 Class A, non-voting, $0.001 par value, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and qualifications and rights thereof shall be set by the board of directors.		
Issued		
Common shares		
8,884,159 Class A (2003 - 8,643,659)	**109,722**	80,336
	109,722	80,336

	2004		*2003*	
Common shares	***Number***	***Amount***	*Number*	*Amount*
Opening balance	**8,643,659**	**80,336**	1,018,000	9,695
Issued for cash	**240,500**	**29,386**	-	-
Issued in exchange for shares	-	-	5,000,000	5,000
Issued in exchange for debt settlement	-	-	2,625,659	65,641
Closing balance	**8,884,159**	**109,722**	8,643,659	80,336

10. Financial instruments

Riverside as part of its operations carries a number of financial instruments. It is management's opinion that Riverside is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Fair value of financial instruments

The carrying amount of cash, accounts receivable, bank indebtedness and accounts payable approximates their fair value due to the short-term maturities of these items. For term loans, it is not practicable within the constraints of timeliness or cost to determine the fair value with sufficient reliability because the instruments are not traded in an organized financial market.

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2004

10.   Financial instruments, *continued*

Credit risk

Financial instruments that potentially subject Riverside to concentrations of credit risk consist primarily of trade accounts receivable. Company sales are concentrated in the area of advertising and magazine publication and distribution; however, credit exposure is limited due to Riverside's large customer base.

Foreign currency risk

The Subsidiary enters into transactions as part of its normal operations denominated in Canadian currency for which the related revenues, expenses, accounts receivable and accounts payable balances are subject to exchange rate fluctuations. As at December 31, 2004, the following items are denominated in Canadian currency, but have been converted to U.S. collars as itemized below:

	2004	*2003*
	USD	*USD*
Cash	834	886
Accounts receivable	39,675	33,826
Prepaid expenses and deposits	64,753	5,131
Property and equipment	24,731	33,087
Bank indebtedness	14,140	14,610
Accounts payable	79,158	31,247
Deferred revenue	107,841	43,278
Term loan due on demand	13,343	15,152
Future income taxes payable	1,248	2,931
Payable to shareholder	9,647	4,312
	355,370	184,460

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS OF ACCOUNTING AND FINANCIAL DISCLOSURE

Riverside has had no changes in or disagreements with its accountants, as to accounting or financial disclosure, over the two most recent fiscal years.

AVAILABLE INFORMATION AND REPORTS TO SECURITIES HOLDERS

Riverside has filed this prospectus with the Commission on Form SB-2 with respect to the common stock offered to be registered. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Riverside and its common stock, see the registration statement and the exhibits and schedules attached thereto. Riverside is currently a non-reporting company and does not regularly file reports or other information with the Commission.

Riverside does not anticipate that future annual reports will be voluntarily delivered to Riverside's security holders; however, Riverside will provide at no cost to each security holder copies of Riverside's annual report which will include audited financial statements. In addition, Riverside will provide, at no cost to each person who has received a prospectus, a copy of any information that is incorporated herein by reference. To request such information, call (204) 228-9695 or write to:

Leslie Lounsbury
Riverside Manitoba Inc.
440 - 375 Water Street
Vancouver, B.C.
V6B 5C6

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Riverside's articles of incorporation, attached as exhibit 3(i) hereto, specifically article 8, provide that it must indemnify its directors and officers to the fullest extent permitted under Nevada law against all liabilities incurred by reason of the fact that the person is or was a director or officer of Riverside or a fiduciary of an employee benefit plan, or is or was serving at the request of Riverside as a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

Riverside's bylaws, attached as Exhibit 3(ii) hereto, specifically section 6.09, provide that it will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of Riverside, absent a finding of negligence or misconduct in office. The bylaws also permit Riverside to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not Riverside has the power to indemnify such person against liability for any of those acts.

The effect of these provisions is potentially to indemnify Riverside's directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with Riverside. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity will not apply on account of:

- acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law
- unlawful distributions
- any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The securities are being registered in connection with the public offering of 8,989,159 shares of Riverside's common stock, and all of the following expenses will be born by Riverside. The amounts set forth are estimates except for the Commission registration fee:

Expense	Amount to be Paid
Commission registration fee	$ 9
Attorneys' fees and expenses	30,000
Accountants' fees and expenses	35,000
Transfer agent's and registrar's fees and expenses	8,991
Total	$ 74,000

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of Riverside securities without registration within the last three years. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities. All of the following shares are common stock.

Date	Shares	Name	Consideration	Price	Description	Exemption
January 27, 2003	18,000	Lester Van Mersbergen	$9,000	$0.50	Cash	Reg. D / 4(2)
October 1, 2003	250,000	Peter Carasquero	$6,250	$0.025	Debt settlement	Reg. S
October 1, 2003	100,000	Linda Richards	$2,500	$0.025	Debt settlement	Reg. S
October 1, 2003	200,000	Pia Athayde	$5,000	$0.025	Debt settlement	Reg. S
October 1, 2003	225,000	Karmjit Berar	$5,625	$0.025	Debt settlement	Reg. S
October 1, 2003	150,000	Jinder Berar	$3,750	$0.025	Debt settlement	Reg. S
October 1, 2003	200,000	Gabby Barlev	$5,000	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Terry Yuck	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	200,000	Ruairidh Campbell	$5,000	$0.025	Debt settlement	Reg. D / 4(2)
October 1, 2003	350,000	Jeff Young	$8,750	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Nirwal Grewal	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Nirmaljit Grewal	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	150,000	Paul Bains	$3,750	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Jaswat Bains	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Dylan Staniul	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	25,000	Jasvir Sidhu	$625	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Amarjit Sidhu	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Bruce Moore	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Harjit Dhaliwal	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	125,659	BP Equity	$3,141	$0.025	Debt settlement	Reg. S
October 1, 2003	100,000	Jaswant Pandher	$2,500	$0.025	Debt settlement	Reg. S
October 1, 2003	100,000	Amarjit Pandher	$2,500	$0.025	Debt settlement	Reg. S
December 11, 2004	40,000	Vince Carnovale	$4,000	$0.10	Cash	Reg. S

December 11, 2004	10,000	Laura Burgin	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Jeff O'Neill	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Sandro Frei	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Heather Maitland	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Emma Fairhurst	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Jason Scott	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Shelley MacFarlane	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Matt Werner	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Lynne Raisilainen	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Jan Raisilainen	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Lisa Nagy	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Kerry Nagy	$1,000	$0.10	Cash		Reg. S
December 11, 2004	10,000	Thomas Dunnigan	$1,000	$0.10	Cash		Reg. S
December 12, 2004	10,000	Marcia Pederson	$1,000	$0.10	Cash		Reg. S
December 23, 2004	25,000	Barbara Tutschek	$2,500	$0.10	Cash		Reg. S
December 23, 2004	25,000	Martin Tutschek	$2,500	$0.10	Cash		Reg. S
December 24, 2004	10,500	Bayside Mgmt.	$1,500	$0.10	Cash		Reg. S
July 5, 2004	100,000	Tyee Cap'l Consult.	$2,000	$0.02	Cash		Reg. S
August 4, 2004	100,000	Andy Lewis	$2,000	$0.02	Cash		Reg. S
August 9, 2004	100,000	Victoria Chen	$2,000	$0.02	Cash		Reg. S
August 10, 2004	100,000	Alex Tavuchis	$2,000	$0.02	Cash		Reg. S
August 10, 2004	100,000	Mohamed Verjee	$2,000	$0.02	Cash		Reg. S
August 10, 2004	455,000	Kent Carasquero	$9,100	$0.02	Cash		Reg. S
January 21, 2005	4,000,000	Leslie Lounsbury	$4,000	$0.001	Share exchange		Reg. S
January 21, 2005	500,000	Dallice Callum	$500	$0.001	Share exchange		Reg. S
January 21, 2005	500,000	Dylan Callum	$500	$0.001	Share exchange		Reg. S
April 4, 2005	50,000	Michael Springob	$5,000	$0.10	Cash		Reg. S
July 8, 2005	10,000	Joan Glover	$1,000	$0.10	Cash		Reg. S
July, 11, 2005	5,000	Stephan Atoui	$500	$0.10	Cash		Reg. S
July, 11, 2005	5,000	Martin Gait	$500	$0.10	Cash		Reg. S
July, 11, 2005	5,000	Ryan Lee	$500	$0.10	Cash		Reg. S
July, 11, 2005	5,000	Lindsay Moffat	$500	$0.10	Cash		Reg. S
July, 11, 2005	5,000	Stacy Smith	$500	$0.10	Cash		Reg. S
August 4, 2005	10,000	Damon Poole	$1,000	$0.10	Cash		Reg. S
August 4, 2005	10,000	John Xinos	$1,000	$0.10	Cash		Reg. S
November 18, 2005	50,000	Jinder Berar	$1,250	$0.025	Debt settlement		Reg. S
November 18, 2005	5,000	Carrie Beeman	$100	$0.02	Cash		Reg. S
November 18, 2005	5,000	Dave Beeman	$100	$0.02	Cash		Reg. S
November 18, 2005	5,000	Dawn Beeman	$100	$0.02	Cash		Reg. S
November 18, 2005	5,000	Denni Beeman	$100	$0.02	Cash		Reg. S
November 18, 2005	5,000	Glenn Beeman	$100	$0.02	Cash		Reg. S
November 18, 2005	5,000	Luci Beeman	$100	$0.02	Cash		Reg. S
November 18, 2005	5,000	Neil Beeman	$100	$0.02	Cash		Reg. S
November 18, 2005	5,000	Robb Beeman	$100	$0.02	Cash		Reg. S
November 18, 2005	5,000	James Peacock	$100	$0.02	Cash		Reg. S

All of the above recent sales of unregistered securities were made in reliance upon an exemption from registration provided by either Regulation S, Regulation D, or Section 4(2) promulgated by the Commission pursuant to the Securities Act.

Riverside complied with the requirements of Regulation S by having no directed offering efforts made in the United States, by offering only to an offeree who was outside the United States at the time the shares were issued, and ensuring that the offeree to whom the stock was issued was a non-U.S. offeree with an address in a foreign country.

Riverside complied with the requirements of Regulation D by offering less than $1,000,000 of Riverside's securities in any 12-month period.

Riverside complied with the requirements of Section 4(2) based on the following factors: (1) the issuance was an isolated private transaction by Riverside which did not involve a public offering; (2) the offeree committed to hold the stock for at least one year; (3) there were no subsequent or contemporaneous public offerings of the stock; (4) the stock was not broken down into smaller denominations; and (5) the negotiations for the sale of the stock took place directly between the offeree and Riverside.

INDEX TO AND DESCRIPTION OF EXHIBITS

The following exhibits are filed as part of this registration statement.

Exhibit No.	*Page No.*	*Description*
3(i)(a)	42	Articles of Incorporation date February 12, 2002.
3(i)(b)	44	Amendment to the Articles of Incorporation date January 18, 2005.
3(ii)	45	By-laws of Riverside adopted on January 27, 2005.
5	56	Opinion Letter of Gerald Einhorn, Esq. dated January 30, 2006.
10(a)	58	Debt Settlement Agreement dated October 1, 2003, with BP Equity Management, Inc.
10(b)	60	Stock Purchase and Sale Agreement with the shareholders of Spirit of Youth Enterprises, Inc., dated January 21, 2005.
23(i)	70	Consent of Independent Registered Public Accounting Firm dated January 30, 2006.
23(ii)	56	Consent of Counsel (See Exhibit 5)

UNDERTAKINGS

Riverside hereby undertakes that it will:

- File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

- Include any prospectus required by section 10(a)(3) of the Securities Act;

- Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

- Include any additional or changed material information on the plan of distribution.

- File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

- For determining liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of the registration statement pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

- For determining liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of such securities at the time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Riverside, pursuant to the foregoing provisions, or otherwise, Riverside has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event a claim for indemnification against such liabilities, other than payment by Riverside of expenses incurred or paid by a director, officer or controlling person of Riverside in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, Riverside will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act, Riverside certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in Vancouver, B.C., on January 30, 2006.

Riverside Manitoba Inc.

By: /s/ Leslie Lounsbury
Leslie Lounsbury
Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer

In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature		Date
/s/ Leslie Lounsbury Leslie Lounsbury, Director		January 30, 2006
/s/ Martin Tutschek Martin Tutschek, Director		January 30, 2006

Exhibit 3(i)(a)

ARTICLES OF INCORPORATION
OF
HOMELANDS SECURITY INC.

FIRST. The name of the Company shall be Homelands Security Inc.

SECOND. The resident agent and registered office located within the State of Nevada is:

Peter Stumpf
920 Sierra Vista Drive Apt. C10
Las Vegas
Nevada 89109

THIRD. The purpose for which this corporation is formed is for the purpose of transacting any lawful business, or promoting or conducting any legitimate object or purpose, under and subject to the laws of the State of Nevada.

FOURTH. The stock of the corporation consists of Common Stock in the amount of Forty Five Million (45,000,000) shares having par value of $0.001 each and Preferred Stock in the amount of Five Million (5,000,000) shares having a par value of $0.001 each. There shall be no cumulative voting by shareholders. The description of the Preferred Stock with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and rights thereof shall be set by the board of directors.

FIFTH. The corporation, by action of its directors, and without action by its shareholders, may purchase its own shares in accordance with the provisions of the Nevada Corporations Code. Such purchases may be made either in the open marker or at a public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the corporation and at such prices as the directors shall from time to time determine.

SIXTH, No holder of shares of the corporation of any class, as such, shall have any preemptive right to purchase or subscribe for shares of the corporation, of any class, whether now or hereafter authorized.

SEVENTH. The Board of Directors shall consist of no fewer than one member and no more than seven members. The initial Board of Directors will consist of the following member(s) (with their address indicated) as follows:

Darwyn Ross
1-1010 Princess Avenue
Brandon, Manitoba
R7A 0P9

EIGHTH. No officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada Corporations Code.

Exhibit 3(i)(a)

NINTH. The name and address of the Incorporator of the corporation is as follows:

Ruairidh Campbell
600 Westwood Terrace
Austin Texas 78746

IN WITNESS WHEREOF these Articles of Incorporation are hereby executed this 12th day of February 2002.

Homelands Security, Inc.

/s/ Ruairidh Campbell
Ruairidh Campbell, Incorporator

Exhibit 3(i)(b)

STATE OF NEVADA
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
FOR NEVADA PROFIT CORPORATION.

(PURSUANT TO NRS 78.385 AND 78.390 – AFTER ISSUANCE OF STOCK)

1. Name of Corporation:

   Homelands Security Inc.

2. The articles have been amended as follows

   The name of the corporation is: Riverside Manitoba Inc.

3. The vote by which the stockholders holding shares in the corporation entitling then to exercise at least a majority of the voting power, or such greater promotion of the voting power as may be required in the case of a vote by classes or series, or as may be requires by the provisions of the articles of incorporation have voted in favor of the amendments is:

   80 %

4. Effective Date of Filing:

   January 18, 2005

5. Officer Signature:

   /s/ Martin Tutschek
   Martin Tutschek, President

If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote in addition to the affirmative vote otherwise required of the holders representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

Exhibit 3(ii)

BYLAWS
OF
RIVERSIDE MANITOBA INC.

ARTICLE 1
Offices

Section 1.01 -- <u>Principal And Registered Office</u>.

The principal and registered office for the transaction of the business of the Corporation is hereby fixed and located at: 55 Braintree Crescent, Winnipeg, Manitoba, R3J 1E1 Canada. The Corporation may have such other offices, either within or outside the State of Nevada as the Corporation's board of directors (the "Board) may designate or as the business of the Corporation may require from time to time.

Section 1.02 -- <u>Other Offices</u>.

Branch or subordinate offices may at any time be established by the Board at any place or places wherein the Corporation is qualified to do business.

ARTICLE 2
Meetings of Shareholders

Section 2.01 -- <u>Meeting Place</u>.

All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office or at any other place within or outside the State of Nevada which may be designated either by the Board, pursuant to authority hereinafter granted, or by the written consent of all shareholders entitled to vote thereat, given either before or after the meeting and filed with the secretary of the Corporation.

Section 2.02 -- <u>Annual Meetings</u>.

A. The annual meetings of shareholders shall be held on the anniversary date of the date of incorporation at the hour of 2:00 o'clock p.m., commencing with the year 2006, provided, however, that should the day of the annual meeting fall upon a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next business day thereafter which is not a legal holiday.

B. Written notice of each annual meeting signed by the president or vice president, or the secretary, or an assistant secretary, or by such other person or persons as the Board may designate, shall be given to each shareholder entitled to vote thereat, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the Corporation or given by him to the Corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given to him if sent by mail or other means of written communication addressed to the place where the principal office of the Corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be sent to each shareholder entitled thereto, or published, not less than ten (10) nor more than sixty (60) days before each annual meeting, and shall specify the place, the day and the hour of such meeting, and shall also state the purpose or purposes for which the meeting is called.

C. Failure to hold the annual meeting shall not constitute dissolution or forfeiture of the Corporation, and a special meeting of the shareholders may take the place thereof.

Exhibit 3(ii)

Section 2.03 -- <u>Special Meetings</u>.

Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the president or by the Board, or by one or more shareholders holding not less that ten percent (10%) of the voting power of the Corporation. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. Notices of any special meeting shall specify in addition to the place, day and hour of such meeting, the purpose or purposes for which the meeting is called.

Section 2.04 -- <u>Adjourned Meetings And Notice Thereof</u>.

A. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at any such meeting.

B. When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

Section 2.05 -- <u>Entry Of Notice</u>.

Whenever any shareholder entitled to vote has been absent from any meeting of shareholders, whether annual or special, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such meeting was given to such shareholder, as required by law and these bylaws.

Section 2.06 -- <u>Voting</u>.

At all annual and special meetings of shareholders, each shareholder entitled to vote thereat shall have one vote for each share of stock so held and represented at such meetings, either in person or by written proxy, unless the Corporation's articles of incorporation ("Articles") provide otherwise, in which event, the voting rights, powers and privileges prescribed in the Articles shall prevail. Voting for directors and, upon demand of any shareholder, upon any question at any meeting, shall be by ballot. If a quorum is present at a meeting of the shareholders, the vote of a majority of the shares represented at such meeting shall be sufficient to bind the corporation, unless otherwise provided by law or the Articles.

Section 2.07 -- <u>Quorum</u>.

The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Exhibit 3(ii)

Section 2.08 -- <u>Consent Of Absentees</u>.

The transactions of any meeting of shareholders, either annual or special, however called and notice given thereof, shall be as valid as though done at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before of after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, sign a written Waiver of Notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of such meeting.

Section 2.09 -- <u>Proxies</u>.

Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the Corporation; provided however, that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the shareholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven (7) years from the date of its execution.

Section 2.10 -- <u>Shareholder Action Without A Meeting</u>.

Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent thereto is signed by shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by this written consent need a meeting of shareholders be called or notice given. The written consent must be filed with the proceedings of the shareholders.


ARTICLE 3
Board of Directors


Section 3.01 -- <u>Powers</u>.

Subject to the limitations of the Articles, these bylaws, and the provisions of Nevada corporate law as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by these bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers:

A. To select and remove all the other officers, agents and employees of the Corporation, prescribe such powers and duties for them as are not inconsistent with law, with the Articles, or these bylaws, fix their compensation, and require from them security for faithful service.

B. To conduct, manage and control the affairs and business of the Corporation, and to make such rules and regulations therefore not inconsistent with the law, the Articles, or these bylaws, as they may deem best.

Exhibit 3(ii)

C. To change the principal office for the transaction of the business if such change becomes necessary or useful; to fix and locate from time to time one or more subsidiary offices of the Corporation within or without the State of Nevada, as provided in Section 1.02 of Article 1 hereof; to designate any place within or without the State of Nevada for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

D. To authorize the issuance of shares of stock of the Corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities canceled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital. To describe and determine the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and rights of any Preferred Stock to be issued by the Corporation.

E. To borrow money and incur indebtedness for the purposes of the Corporation, and to cause to be executed and delivered therefore, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation or other evidences of debt and securities therefore.

F. To appoint an executive committee and other committees and to delegate to the executive committee any of the powers and authority of the Board in management of the business and affairs of the Corporation, except the power to declare dividends and to adopt, amend or repeal bylaws. The executive committee shall be composed of one or more directors.

Section 3.02 -- <u>Number And Qualification Of Directors</u>.

The authorized number of directors of the Corporation shall not be less than one (1) nor more than seven (7).

Section 3.03 -- <u>Election And Term Of Office</u>.

The directors shall be elected at each annual meeting of shareholders, but if any such annual meeting is not held, or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders. All directors shall hold office until their respective successors are elected.

Section 3.04 -- <u>Vacancies</u>.

A. Vacancies in the Board may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected or appointed shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

B. A vacancy or vacancies in the Board shall be deemed to exist in case of the death, resignation or removal of any director, or if the authorized number of directors be increased, or if the shareholders fail at any annual or special meeting of shareholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

C. The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors.

D. No reduction of the authorized number of directors shall have the effect of removing any director unless also authorized by a vote of the shareholders.

Exhibit 3(ii)

ARTICLE 4
Meetings of the Board of Directors

Section 4.01 -- Place Of Meetings.

Regular meetings of the Board shall be held at any place within or without the State of Nevada which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the Corporation. Special meetings of the Board may be held either at a place so designated, or at the principal office. Failure to hold an annual meeting of the Board shall not constitute forfeiture or dissolution of the Corporation.

Section 4.02 -- Organization Meeting.

Immediately following each annual meeting of shareholders, the Board shall hold a regular meeting for the purpose of organization, election of officers, and the transaction of other business. Notice of such meeting is hereby dispensed with.

Section 4.03 -- Other Regular Meetings.

Other regular meetings of the Board shall be held, whether monthly or quarterly or by some other schedule, at a day and time as set by the president; provided however, that should the day of the meeting fall upon a legal holiday, then such meeting shall be held at the same time on the next business day thereafter which is not a legal holiday. Notice of all such regular meetings of the Board is hereby required.

Section 4.04 -- Special Meetings.

A. Special meetings of the Board may be called at any time for any purpose or purposes by the president, or, if he is absent or unable or refuses to act, by any vice president or by any two directors.

B. Written notice of the time and place of special meetings shall be delivered personally to each director or sent to each director by mail (including overnight delivery services such as Federal Express) or telegraph, charges prepaid, addressed to him at his address as it is shown upon the records of the Corporation, or if it is not shown upon such records or is not readily ascertainable, at the place in which the regular meetings of the directors are normally held. No such notice is valid unless delivered to the director to whom it was addressed at least twenty-four (24) hours prior to the time of the holding of the meeting. However, such mailing, telegraphing, or delivery as above provided herein shall constitute prima facie evidence that such director received proper and timely notice.

Section 4.05 -- Notice Of Adjournment.

Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

Exhibit 3(ii)

Section 4.06 -- <u>Waiver Of Notice</u>.

The transactions of any meeting of the Board, however called and noticed or wherever held, shall be as valid as though a meeting had been duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present sign a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 4.07 -- <u>Quorum</u>.

If the Corporation has only one director, then the presence of that one director constitutes a quorum. If the Corporation has only two directors, then the presence of both such directors is necessary to constitute a quorum. If the Corporation has three or more directors, then a majority of those directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. A director may be present at a meeting either in person or by telephone. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present, shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles.

Section 4.08 -- <u>Adjournment</u>.

A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided however, that in the absence of a quorum, a majority of the directors present at any directors' meeting, either regular or special, may adjourn such meeting only until the time fixed for the next regular meeting of the Board.

Section 4.09 -- <u>Fees And Compensation</u>.

Directors shall not receive any stated salary for their services as directors, but by resolution of the Board, a fixed fee, with or without expenses of attendance, may be allowed for attendance at each meeting. Nothing stated herein shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefore.

Section 4.10 -- <u>Action Without A Meeting</u>.

Any action required or permitted to be taken at a meeting of the Board, or a committee thereof, may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee. The written consent must be filed with the proceedings of the Board or committee.

ARTICLE 5
Officers

Section 5.01 -- <u>Executive Officers</u>.

The executive officers of the Corporation shall be a president, a secretary, and a treasurer/chief financial/executive officer. The corporation may also have, at the direction of the Board, a chairman of the Board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 5.03 of this Article. Officers other than the president and the chairman of the board need not be directors. Any one person may hold two or more offices, unless otherwise prohibited by the Articles or by law.

Exhibit 3(ii)

Section 5.02 -- <u>Appointment</u>.

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.03 and 5.05 of this Article, shall be appointed by the Board, and each shall hold his office until he resigns or is removed or otherwise disqualified to serve, or his successor is appointed and qualified.

Section 5.03 -- <u>Subordinate Officers</u>.

The Board may appoint such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

Section 5.04 -- <u>Removal And Resignation</u>.

A. Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board.

B. Any officer may resign at any time by giving written notice to the Board or to the president or secretary. Any such resignation shall take effect on the date such notice is received or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.05 -- <u>Vacancies</u>.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular appointments to such office.

Section 5.06 -- <u>Chairman Of The Board</u>.

The Chairman of the Board, if there be such an officer, shall, if present, preside at all meetings of the Board, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board or prescribed by these bylaws.

Section 5.07 -- <u>President</u>.

Subject to such supervisory powers, if any, as may be given by the Board to the Chairman of the Board (if there be such an officer), the president shall be the chief executive officer of the Corporation and shall, subject to the control of the Board, have general supervision, direction and control of the business and officers of the Corporation. He shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board. He shall be an ex-officio member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the Board or these bylaws.

Exhibit 3(ii)

Section 5.08 -- <u>Vice President</u>.

In the absence or disability of the president, the vice presidents, in order of their rank as fixed by the Board, or if not ranked, the vice president designated by the Board, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board or these bylaws.

Section 5.09 -- <u>Secretary</u>.

A. The secretary shall keep, or cause to be kept, at the principal office or such other place as the Board may direct, a book of (i) minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present and absent at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof; and (ii) any waivers, consents, or approvals authorized to be given by law or these bylaws.

B. The secretary shall keep, or cause to be kept, at the principal office, a share register, or a duplicate share register, showing (i) the name of each shareholder and his or her address; (ii) the number and class or classes of shares held by each, and the number and date of certificates issued for the same; and (iii) the number and date of cancellation of every certificate surrendered for cancellation.

C. The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board required by these bylaws or by law to be given, and he shall keep the seal of the Corporation, if any, in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board or these bylaws.

Section 5.10 -- <u>Treasurer/Chief /Executive Financial Officer</u>.

A. The treasurer/chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all times be open to inspection by any director.

B. The treasurer/chief/executive financial officer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the Board. He shall disburse the funds of the Corporation as may be ordered by the Board, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board or these bylaws.

Exhibit 3(ii)

ARTICLE 6
Miscellaneous

Section 6.01 -- <u>Record Date And Closing Stock Books</u>.

The Board may fix a time in the future, for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meetings, or to receive such dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any record date fixed as herein set forth. The Board may close the books of the Corporation against transfers of shares during the whole, or any part, of any such period.

Section 6.02 -- <u>Inspection Of Corporate Records</u>.

The share register or duplicate share register, the books of account, and records of proceedings of the shareholders and directors shall be open to inspection upon the written demand of any shareholder or the holder of a voting trust certificate, at any reasonable time, and for a purpose reasonably related to his interests as a shareholder or as the holder of a voting trust certificate, and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney, and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the president, secretary, or assistant secretary, and shall state the reason for which inspection is requested.

Section 6.03 -- <u>Checks, Drafts, Etc</u>.

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board.

Section 6.04 -- <u>Annual Report</u>.

The Board shall cause to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year an annual report.

Section 6.05 -- <u>Contracts: How Executed</u>.

The Board, except as otherwise provided in these bylaws, may authorize any officer, officers, agent, or agents, to enter into any contract, deed or lease, or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or render it liable for any purpose or for any amount.

Exhibit 3(ii)

Section 6.06 -- <u>Certificates Of Stock</u>.

A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each shareholder when any such shares are fully paid up. All such certificates shall be signed by the president or a vice president and the secretary or an assistant secretary, or be authenticated by facsimiles of the signature of the president and secretary or by a facsimile of the signatures of the president and the written signature of the secretary or an assistant secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk.

Section 6.07 -- <u>Representations Of Shares Of Other Corporations</u>.

The president or any vice president and the secretary or assistant secretary of this Corporation are authorized to vote, represent, and exercise on behalf of this Corporation, all rights incident to any and all shares of any other corporation or corporations standing in the name of this Corporation. The authority herein granted to said officers to vote or represent on behalf of this Corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said officers.

Section 6.08 -- <u>Inspection Of Bylaws</u>.

The Corporation shall keep in its principal office for the transaction of business the original or a copy of these bylaws, as amended or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

Section 6.09 -- <u>Indemnification</u>.

A. The Corporation shall indemnify its officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the Corporation to the full extent allowed by the laws of the State of Nevada, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

B. Any indemnification under this section (unless ordered by a court) shall be make by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because the officer or director has met the applicable standard of conduct. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, regardless of whether or not such a quorum is obtainable and a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders.

ARTICLE 7
Amendments

Section 7.01 -- <u>Power Of Shareholders</u>.

New bylaws may be adopted, or these bylaws may be amended or repealed, by the affirmative vote of the shareholders collectively having a majority of the voting power or by the written assent of such shareholders.

Exhibit 3(ii)

Section 7.02 -- <u>Power Of Directors.</u>

Subject to the rights of the shareholders as provided in Section 7.01 of this Article, bylaws other than a bylaw, or amendment thereof, changing the authorized number of directors, may also be adopted, amended, or repealed by the Board.

<u>Certificate</u>

The undersigned does hereby certify that the undersigned is the President of the Corporation as named at the outset in these bylaws, a corporation duly organized and existing under and by virtue of the laws of the State of Nevada; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the board of directors of the Corporation at a meeting of said Board, which was duly held on this 27th day of January, 2005, that the above and foregoing bylaws are now in full force and effect.

DATED this 27th day of January, 2005

<u>/s/ Leslie Lounsbury</u>
Leslie Lounsbury, President

<u>/s/ Martin Tutschek</u>
Martin Tutschek, Secretary

Exhibit 5

Gerald Einhorn
1751 East Oakridge Drive
Salt Lake City, Utah 84106
Telephone (801) 575-8073, Ext. 102
Facsimile (801) 575-8092

January 30, 2006

Riverside Manitoba Inc.
55 Braintree Crescent
Winnipeg, Manitoba R3J 1E1

Gentlemen:

I am an attorney at law, admitted to practice in the State of New York, and have been requested by you to provide an opinion in respect to Nevada law as to whether Riverside Manitoba Inc. ("Riverside") has legally issued 8,989,159 shares of fully paid and non-assessable common stock in accordance with the corporate law of the State of Nevada.

In this connection I have examined the following documents provided by you:

1. Articles of Incorporation filed February 14, 2002.
2. Certificate of Amendment to Articles of Incorporation filed January 21, 2005.
3. Bylaws adopted on January 27, 2005.
4. Registration Statement on Form SB-2 to be filed by Riverside under the Securities Act of 1933, as amended.
5. Stock Purchase and Sale Agreement of January 21, 2005 between Riverside and the shareholders of Spirit of Youth Enterprises, Inc.

Further, I have obtained from the Nevada Secretary of State a Corporate Information Form which discloses the status of Riverside as of January 30, 2006.

Based upon the foregoing documents and my opinion as to Nevada corporate law, as legislated within the Nevada Revised Statutes pertaining to private corporations (NRS 78.010-.795), I have concluded the following:

1. Riverside was incorporated on February 14, 2002 in accordance with the law of the State of Nevada and is in good standing as of January 30, 2006.

2. Riverside is authorized to issue 45 million shares of common stock, par value $0.001. The issuance of 8,989,159 common shares is therefore within the limits of its legal authorization.

3. There is no restriction or control of share ownership or transfer in the Articles or Bylaws, of the types contemplated by NRS 78.242 (rights of refusal/mandatory purchases) or 78.267 (preemptive rights). Similarly the Stock Purchase and Sale Agreement contains no such restrictions on ownership or transfer. It is therefore my opinion that ownership or transfer of the issued stock will not be subject to either restriction.

Exhibit 5

4. NRS 78.275 states generally that corporate stock may be assessable. This section has been construed not to apply when stock is issued as fully paid and non-assessable. The Form SB-2 Registration Statement states in the section entitled "Description of Securities" that the issued and outstanding common shares are fully paid and non-assessable.

Accordingly, it is my opinion, that under Nevada corporate law, Riverside's 8,989,159 issued and outstanding common shares are legally issued, fully paid and non-assessable.

The following qualification and conditions apply to this opinion:

1. This opinion does not address the legality of any transaction other than the issuance and transfer of the stock which is presently outstanding.
2. This opinion does not address Riverside's compliance with the Securities Act of 1933 or with the securities laws of any other jurisdiction.
3. This opinion does not address Riverside's financial condition, its future prospects or the present and future value of its stock.
4. This opinion does not address the reasonableness or adequacy of any consideration paid for the issuance of its stock. Rather, the opinion assumes that Riverside received full payment of agreed consideration, which had a value in excess of the par value of the stock.
5. This opinion assumes that all documents forming the basis of the opinion are genuine and have not been since modified or replaced.
6. This opinion assumes that there is no agreement amongst shareholders which creates a restriction on ownership or transfer of stock of the type contemplated by NRS 78.242 or 78.267.
7. This opinion does not address the accuracy of Riverside's stock books or other ownership records, or any question of stock ownership or title.

You may attach this opinion as an exhibit to your Registration Statement to be filed with the U.S. Securities and Exchange Commission.

Sincerely,

/s/ Gerald Einhorn
Gerald Einhorn
Member, New York State Bar

Exhibit 10(a)

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is made as of the 1st day of October 2003.

BETWEEN:

HOMELANDS SECURITY INC.

(the "Company")

OF THE FIRST PART

AND:

BP EQUITY MANAGEMENT INC.

(the "Creditor")

OF THE SECOND PART

WHEREAS:

A.   The Company's wholly owned subsidiary Interglobe Investigation Services Ltd. is indebted to the Creditor in the amount of USD $ 65,641 (the "Debt");

B.   The Company has agreed issue to the Creditor 2,625,659 (US$65,641/US$0.025 per share) common shares (the "Shares") in total satisfaction of the Debt; and

C.   The Creditor has agreed to accept the Shares from the Company as satisfaction of the Debt.

THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth in this Agreement, the parties agree as follows:

1.00   Debt Settlement

1.01   The Company will pay and satisfy the Debt by issuing the Shares to the Creditor at a deemed price of US$0.025 per share for an aggregate amount equal to the Debt payable on October 1, 2003.

1.02   The Company acknowledges that the Shares will be included in qualified registration statement to be filed with the SEC within twelve months following the date of this agreement.

1.03   The Creditor acknowledges and agrees that all outstanding accounts have been rendered by the Creditor to the Company to the date of this Agreement and upon issuance and registration of the Shares to the Creditor there will be no outstanding liability of the Company to the Creditor.

2.00   Headings

2.01   The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

Exhibit 10(a)

3.00   <u>Governing Law</u>

3.01   This Agreement and all matters arising hereunder shall be governed by, construed and enforced in accordance with the laws of the State of Delaware and the Province of British Columbia all disputes arising under this Agreement shall be referred to, and the parties attorn to the jurisdiction of, the courts of appropriate jurisdiction.

4.00   <u>Enurement</u>

4.01   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

5.00   <u>Carrying Out Agreement</u>

5.01   Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and do such other things as may be necessary to implement and carry out the intent of this Agreement.

6.00   <u>Assignment</u>

6.01   This Agreement shall not be assignable by the Creditor without the written consent of the Company.

7.00   <u>Counterparts</u>

7.01   This Agreement, or any amendment to it, may be executed in counterparts, each of which will be deemed an original agreement and all of which will together constitute one agreement.

8.00   <u>Amendment</u>

8.01   Except as herein otherwise provided, no subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the parties hereto unless reduced to writing and signed by the parties.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

HOMELANDS SECURITY, INC.

Per:

   <u>/s/ Martin Tutschek</u>
   Martin Tutschek, President

Per: <u>/s/ Jeff Young</u>
     BP EQUITY MANAGEMENT CORP.

Exhibit 10(b)

STOCK PURCHASE AND SALE AGREEMENT

**Between Riverside Manitoba Inc,
and the
Shareholders of Spirit of Youth Enterprises, Inc.**

January 21, 2005

Exhibit 10(b)

STOCK PURCHASE AND SALE AGREEMENT

THIS STOCK PURCHASE AND SALE AGREEMENT (this "Agreement"), dated effective as of January 21, 2005 is by and among, Spirit if Youth Enterprises, Inc., a Manitoba corporation ("SAY "), the shareholders of SAY who have executed this Agreement as Shareholders ("Shareholders") and Riverside Manitoba, Inc., a Nevada corporation ("Riverside").

RECITALS

A. SAY is a privately held, non-reporting corporation with its principal operations located in Winnipeg Manitoba, Canada.

B. Riverside is a privately held, non reporting corporation with its principal operations located in Vancouver, British Columbia, Canada.

C. Shareholders desire to sell and Riverside desires to purchase thirty percent (100%) of the outstanding shares of SAY pursuant to the terms and conditions of this Agreement.

AGREEMENT

In consideration of the foregoing recitals and the mutual promises contained herein, Riverside, SAY and the Shareholders hereby agree as follows:

1.   Purchase and Sale of Shares.

        1.1   Property Subject to the terms and conditions of this Agreement, Shareholders agree to sell and assign to Riverside on the Closing Date (as defined below), free and clear of all mortgages, security interests, liens, pledges, adverse claims and other encumbrances, (a) 100% of all of the outstanding shares of stock of SAY as set forth on Exhibit A attached hereto (collectively, the "Shares"). In exchange for the Shares, Riverside agrees to issue 5,000,000 shares of Riverside common stock to the Shareholders on the Closing Date pro rata in accordance with their respective holdings of the shares on the date hereof.

2.   Closing Date; Delivery.

        2.1   Closing Date. The closing of the purchase and sale of the Shares (the "Closing") will be held at the offices of Riverside, at 10:00 a.m. on January 21, 2005, or at such earlier date as may be agreed in writing by SAY, Shareholders and Riverside (the "Closing Date").

        2.2   Deliveries at Closing.

                (a)   Deliveries of Shareholders to Riverside. At the Closing, if the conditions precedent set forth in Section 5.2 are fulfilled in reasonable satisfaction, Shareholders will deliver to Riverside (1) stock certificates or other documents of title representing all of the shares of stock held of record or beneficially owned in SAY on the Closing Date, duly endorsed by the Shareholders for transfer to Riverside. Shareholders and SAY will also deliver such other documents and instruments as Riverside may reasonably request to confirm that the Shareholders and SAY have performed all of their obligations and fulfilled all of the conditions of this Agreement.

Exhibit 10(b)

(b)   Deliveries of Riverside to Shareholders. At the Closing, if the conditions precedent set forth in Section 5.1 are fulfilled in reasonable satisfaction, Riverside will deliver to the Shareholders stock certificates representing 5,000,000 shares of Riverside's Common Stock, par value $0.001 issued in the respective names of the Shareholders. Riverside will also deliver such other documents and instruments as the Shareholders may reasonably request to confirm that Riverside has performed all of its obligations and fulfilled all of the conditions of this Agreement.

3.   Representations and Warranties of SAY . Shareholders and SAY hereby represent and warrant to Riverside that:

3.1   Organization, Standing and Authority of SAY .

(a)   Organization. SAY is a corporation duly organized and validly existing under the laws of the Province of Manitoba and is in good standing as a domestic corporation under the laws of said Province.

(b)   Charter Documents. SAY has furnished counsel for Riverside with true and complete copies of its Articles of Incorporation, as amended to date, and its Bylaws as currently in effect.

(c)   Corporate Power. SAY has all requisite corporate power to enter into this Agreement and to carry out and perform its obligations hereunder.

(d)   Authorization for Agreement. The execution and performance of this Agreement by SAY has been duly authorized by its Board of Directors. Upon execution and delivery of this Agreement on behalf of SAY, this Agreement will constitute the valid and legally binding obligation of SAY, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement and compliance with the provisions hereof by SAY does not and will not conflict with, or result in a breach or violation of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of any lien pursuant to the terms of, SAY 's Articles of Incorporation, as amended, SAY 's current Bylaws, or any statute, law, rule or regulation or any order, judgment, decree, indenture, mortgage lease or other agreement or instrument to which SAY is subject.

(e)   Financial Statements. The unaudited financial statements of SAY as of December 31, 2003 and December 31, 2004, are attached hereto as Exhibit B (the "Financial Statements"). The Financial Statements present fairly the financial condition of SAY as of the periods covered in conformity with generally accepted accounting principles applied on a basis consistent with preceding periods.

(f)   Material Changes. Since December 31, 2004, there have been no material adverse changes in the financial condition of SAY from that shown on the Financial Statements as of such date

Exhibit 10(b)

3.2   Financial and Operating Status of SAY .

(a)   Tax Returns. SAY has duly filed all federal, provincial and local tax returns required to be filed by it, and all taxes, assessments and penalties set forth in such returns have been timely and fully paid or adequately reserved against in the Financial Statements. None of SAY 's tax returns have ever been audited by any governmental taxing authority.

(b)   Contracts and Commitments.   SAY has no written or oral contracts or commitments involving any obligation, consideration or expenditure, outside the purchase of normal inventory items in quantities in accordance with previous practices except as set forth in the Schedule of Disclosures attached hereto as Exhibit C. SAY has delivered to Riverside's counsel true, complete and correct copies of all such contracts and commitments, together with all amendments thereto, all of which are listed on the Schedule of Disclosures, and all such contracts are in full force and effect in the form delivered. SAY has set forth in the Schedule of Disclosures (i) all insurance policies in force on the date hereof; (ii) the names and locations of all banks and other depositories in which it has accounts or safe deposit boxes and the names of persons authorized to sign checks, drafts or other instruments drawn thereon or to have access thereof; (iii) all mortgages, promissory notes, deeds of trust, loan or credit agreements or similar agreements, or modifications thereof, to which it is a party and all amounts thereof; and (iv) all accounts receivable of SAY as of December 31, 2004 and as reflected in the Financial Statements(v) all distribution agreements.

(c)   Employees. SAY does not have any collective bargaining agreements with any of its employees. SAY is not a party to any contract with any of its employees, consultants, advisors, sales representatives, distributors or customers that is not terminable by SAY without liability, penalty or premium on 30 days' notice, except as otherwise set forth in the Schedule of Disclosures.

(d)   Benefits. SAY does not have any health, dental, pension, retirement, or other benefit programs for its employees or in which its employees participate.

(e)   Inventory. All inventory of SAY is saleable and in good condition, the value of which as of December 31, 2004 has been written down or reserved to amounts not in excess of realizable market value.

(f)   Equipment. All equipment of SAY is in good order and repair except minor defects which do not materially interfere with the continued use of such equipment.

(g)   Litigation. There is no action, proceeding or investigation pending or, to the knowledge of SAY, threatened against SAY, or any of SAY 's property or assets which might result in any material and adverse change in the property, assets or financial condition of SAY , nor, to the knowledge of SAY , is there any basis for any such action, proceeding or investigation. To the best knowledge of SAY it is in compliance in all material respects with all laws and regulations applicable to it, its properties and businesses.

4.   Representations and Warranties of Riverside. Riverside hereby represents and warrants to SAY and the Shareholders that the matters set forth in the following subsections of this Section 4 are true and correct.

Exhibit 10(b)

4.1   Corporate Organization

(a)   Organization. Riverside is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.

(b)   Financial Statements. The un-audited financial statements of for its last fiscal year are attached hereto as Exhibit D (the "Riverside Manitoba, Inc. Financial Statements"). The Riverside Manitoba, Inc. Financial Statements present fairly the financial condition of Riverside as of the periods covered in conformity with generally accepted accounting principles applied on a basis consistent with preceding periods.

(c)   Material Changes. Since the last quarterly Riverside Financial Statements, there have been no material changes in the financial condition of Riverside from that shown on the Riverside Financial Statements as of such date.

(d)   Reporting Status. Riverside is not public or a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934. None of the information contained in any of the reports filed by Riverside pursuant to Section 13 of such statute contains any misstatement of a material fact or omits any information required to make the information contained therein not materially misleading.

4.2   Due Execution and Enforceability. The execution, delivery and performance of this Agreement and the other agreements between the parties hereto referred to herein by and on behalf of Riverside have been duly and validly authorized by the Riverside Board of Directors.

5.   Conditions to Closing.

5.1   Conditions to Obligations of Riverside. The obligations of Riverside to purchase the Shares at the Closing and to consummate any other transaction contemplated by this Agreement are subject to the fulfillment to Riverside's satisfaction on or prior to the Closing date of the following conditions, any of which may be waived in whole or in part by Riverside.

(a)   Representation and Warranties True at Closing. The representations and warranties made by the Shareholders and SAY in Section 3 above shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if they had been made and given on and as of the Closing Date, and the Shareholders and SAY shall have performed and complied with all agreements and obligations to be performed by it under this Agreement on or prior to the Closing.

(b)   Authorization. SAY shall have obtained all Board of Directors approval necessary to authorize its participation in the transaction described in this Agreement.

(c)   No Adverse Change. Prior to the Closing there shall not have occurred any loss or destruction of any material part of the assets of SAY or any material and adverse change in the financial condition, properties, business or operation of SAY from that shown in the Financial Statements.

Exhibit 10(b)

(d)   Documents and Instruments Satisfactory. All documents and instruments to be provided by SAY and the Shareholders in connection with the transactions contemplated by this Agreement must be satisfactory in form and substance to counsel for Riverside.

5.2   Conditions to Obligations of SAY and Its Shareholders.   The obligations of the Shareholders and SAY to consummate this Agreement and carry out and perform their obligations hereunder are subject to the satisfaction of all of the following conditions unless waived by Shareholders.

(a)   Representations and Warranties True at Closing.   The representations and warranties made by Riverside in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if they had been made and given on as of the Closing Date. Riverside shall have performed and complied in all material respects with all agreements and obligations to be performed by it under this Agreement on or before the Closing Date.

(b)   Authorization. Riverside shall have obtained all Board of Directors approval necessary to authorize its participation in the transaction described in this agreement.

(c)   No Adverse Change. Prior to the Closing there shall not have occurred any material and adverse change in the financial condition, properties, business or operations of Riverside since the date of this Agreement.

(e)   Documents and Instruments Satisfactory. All documents and instruments to be provided by Riverside in connection with the transactions contemplated by this Agreement must be satisfactory in form and substance to counsel for Shareholders and SAY.

(f)   Due Diligence Satisfactory. Shareholders and SAY have received all of the information reasonably requested by them from Riverside in connection with this transaction, and, based on its due diligence investigation, are satisfied with the financial and operating condition of Riverside.

6.   Covenants and Agreements of SAY .

6.1   Access to Information. From and after the date of this Agreement and until the Closing, Shareholders agree that the authorized representatives of Riverside shall have access during normal business hours to the properties, facilities, books, records, contracts and documents of SAY and SAY shall furnish or cause to be furnished to the authorized representatives of Riverside copies of all documents and all information with respect to the affairs and businesses of SAY that Riverside's representatives may reasonably request. Riverside shall keep all such information confidential and shall not use the same for any purpose or disclose the same to any other person or entity pending the consummation of the transactions contemplated hereby.

6.2   Conduct of Business Pending the Closing. Unless expressly consented to by Riverside or otherwise permitted or required under this Agreement, from and after the date of this Agreement and until the Closing or the termination or abandonment of this Agreement as provided herein:

Exhibit 10(b)

(a)   Business in the Ordinary Course. SAY will (i) conduct its business only in the ordinary course in the same manner as before date of this Agreement, (ii) will not institute any unusual or novel methods of distribution, manufacture, purchase, sale, lease, service, accounting or operation, (iii) will not grant any increase in the rate of pay or other benefits or compensation of any officers or employees, and (iv) will not enter into, amend or terminate any contract or commitment not in the usual and ordinary course of business and consistent with SAY's past practice.

(b)   Indebtedness. SAY will not (i) incur or assume or guarantee any indebtedness other than indebtedness incurred in the usual and ordinary course of business for goods or services or pursuant to existing commitments or agreements previously disclosed in writing to Riverside under this Agreement, or (ii) enter into, execute or deliver any agreement or writing to the release or settlement of claims, except as otherwise provided by this Agreement.

(c)   Corporate Structure. SAY will not (i) amend its articles of incorporation or bylaws or change its officers or directors or (ii) issue any additional capital stock or other securities or grant any warrants, options or rights to purchase or acquire any capital stock or other securities of SAY, or (iii) merge or consolidate with any other corporation or acquire all or substantially all of the stock, business or assets of any other person or entity or sell, assign or transfer substantially all of its assets or outstanding securities to any other person or entity.

(d)   Dividends and Capital Stock. SAY will not (i) declare or pay any dividend or make any stock split or stock dividend or other distribution with respect to its capital stock, or (ii) directly or indirectly redeem, purchase or otherwise acquire for value any of its capital stock.

(e)   Banking Relationships. No change will be made affecting SAY's banking relationships and SAY shall open no new bank or other deposit accounts.

(f)   Insurance. SAY will maintain in full force and effect all policies of insurance now in effect and will give all notices and present all claims under all policies in a timely fashion.

(g)   Licenses: SAY will maintain in full force and effect all related distribution agreements now in effect.

7.   Covenants and Agreements of Riverside.

7.1 Riverside shall not, nor shall it cause, permit or suffer SAY to, in each case without the prior majority consent of the shareholders of Riverside:

7.1.2   elect as directors of SAY any more than three individuals, one of whom shall be Ms. Leslie Lounsbury and Dylan Callum or persons designated by SAY or remove any such directors so elected,

7.2.2   sell, hypothecate, liquidate or otherwise dispose of all or any significant portion of the assets of SAY or any interest therein;

Exhibit 10(b)

7.2.3   merge or consolidate SAY with any other person or entity or enter into any plan or agreement with respect thereto;

7.2.4   enter into any agreement between SAY and Riverside, or between SAY and any person or entity controlled by Riverside, any person or entity controlling Riverside or any person or entity under common control with Riverside (any person or entity controlling, controlled by or under common control with Riverside is referenced herein as a "Riverside Affiliate");

7.2.6   issue any shares of the capital stock of SAY or any shares or other securities convertible into or exchangeable or exercisable for such shares of capital stock except to the extent contemplated by Section 7.6 hereof and except to the extent such shares or other securities are issued in connection with a public distribution thereof in a transaction or series of transactions approved by the Board of Directors of SAY ;

7.2.7   incur any indebtedness of SAY for borrowed money, either directly or as guarantor of any obligations of Riverside or any Riverside Affiliate;

7.2.8   adopt any plan or petition any court or governmental agency for the dissolution of SAY; or

7.2.9   take any action of SAY or permit or suffer the occurrence of any action of SAY that is otherwise within the prerogatives of the Board of Directors of a corporation organized under the laws of the Province of Manitoba.

8.   <u>Miscellaneous</u>.

8.1   <u>Successors and Assigns</u>. This Agreement and the terms and conditions contained herein are binding upon, and will inure to the benefit of, the parties hereto and their respective representatives, executors, administrators, heirs, successors and assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any rights or obligations hereunder may be assigned, directly, indirectly, voluntarily or involuntarily, except by operation or law, by any party to this Agreement.

8.2   <u>Governing Law; Severability</u>. This Agreement will be governed by and construed in accordance with the laws of the State of <u>*Nevada.*</u> If any provision of this Agreement is found to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible and the remaining provisions of this Agreement will continue unaffected.

8.3   <u>Waivers</u>. No waiver by any party hereto of any term or condition of this Agreement will be effective unless set forth in a writing signed by such party. No waiver of any provision of this Agreement will be deemed a waiver of any other provision, or constitute a continuing waiver unless otherwise expressly provided in writing by the waiving party. No failure or delay on the part of any party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will a single or partial exercise thereof preclude any other or further exercise of any other rights, powers or privileges.

Exhibit 10(b)

8.4   Entire Agreement; Modifications.   This Agreement, together with the exhibits and schedules attached hereto, each of which is incorporated herein by this reference, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes in its entirety all prior and contemporaneous agreements, understandings, negotiations and discussions between the parties (specifically including without limitation the letter of intent dated September 24, 2003 and executed by Riverside and SAY in connection with this Agreement), whether oral or written, with respect to the subject matter of this Agreement. No supplement, modification or amendment to this Agreement will be binding unless executed in writing by SAY, Shareholders and Riverside.

8.5   Notices.   All notices and other communications required or permitted under this Agreement will be in writing and may be hand delivered, mailed by first-class mail, postage prepaid, or sent via facsimile. Unless otherwise agreed to in writing by the parties, such notices and other communications shall be addressed as follows:

If to Riverside:

Mr. Martin Tutschek
Suite 440-375 Water Street
Vancouver, B.C.

If to Spirit if Youth Enterprises, Inc.:

Ms. Leslie Lounsbury
55 Braintree Crescent
Winnipeg, Manitoba
R3J 1E1

8.6   Counterparts.   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

8.7   Headings; References. Headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.8   Expenses.   Riverside shall timely pay all of the fees and expenses, including, without limitation, the fees and expenses of counsel and accountants incurred by itself in the negotiation, preparation and execution of this Agreement and in the consummation of the transactions contemplated hereby.

Exhibit 10(b)

IN WITNESS WHEREOF, the parties have executed this Agreement on the dates set forth below, to be effective for all purposes as of the date first written above.

Spirit of Youth Enterprises, Inc.,

/s/ Leslie Lounsbury   _____
Ms. Leslie Lounsbury   Witness

/s/ Dallice Callum   _____
Ms. Dallice Callum   Witness

/s/ Dylan Callum   _____
Mr. Dylan Callum   Witness

Riverside Manitoba Inc.,

/s/ Martin Tutschek   _____
Martin Tutschek, President   Witness

Exhibit 23(i)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM

We consent to the use in this Registration Statement on Form SB-2 of our report dated October 12, 2005, relating to the financial statements of Riverside Manitoba Inc., formerly "Homelands Security Inc., and to the reference to our Firm under the caption "Auditors".

/s/ Meyers Norris Penny LLP

Meyers Norris Penny LLP
Winnipeg, Manitoba
Canada
January 30, 2006.